                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-76554

                               10,000,000 Shares

                          [LOGO] ChipPAC Incorporated

                             Class A Common Stock

                               -----------------

   We are offering 10,000,000 shares of our Class A common stock. Our Class A common stock is listed on The Nasdaq National Market under the symbol "CHPC." The last reported sale price of our Class A common stock on January 24, 2002 was $6.30.

   The underwriters have an option to purchase a maximum of 1,500,000 additional shares to cover over-allotments of shares.

   Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 8.

                                                                        Underwriting
                                                             Price to   Discounts and  Proceeds to
                                                              Public     Commissions  ChipPAC, Inc.
                                                            ----------- ------------- -------------
Per Share..................................................    $6.00       $0.315        $5.685
Total...................................................... $60,000,000  $3,150,000    $56,850,000

   Delivery of the shares of Class A common stock will be made on or about January 30, 2002.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston                                  Merrill Lynch & Co.

                          Thomas Weisel Partners LLC

               The date of this prospectus is January 24, 2002.

                               TABLE OF CONTENTS

      PROSPECTUS SUMMARY..............................................  1
      RISK FACTORS....................................................  8
      FORWARD-LOOKING STATEMENTS...................................... 19
      USE OF PROCEEDS................................................. 20
      PRICE RANGE OF CLASS A COMMON STOCK............................. 20
      DIVIDEND POLICY................................................. 20
      CAPITALIZATION.................................................. 21
      DILUTION........................................................ 22
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS......................................... 23
      BUSINESS........................................................ 31
      MANAGEMENT...................................................... 43
      PRINCIPAL STOCKHOLDERS.......................................... 45
      DESCRIPTION OF CAPITAL STOCK.................................... 47
      SHARES ELIGIBLE FOR FUTURE SALE................................. 50
      MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES
        HOLDERS....................................................... 52
      UNDERWRITING.................................................... 55
      NOTICE TO CANADIAN RESIDENTS.................................... 58
      LEGAL MATTERS................................................... 59
      EXPERTS......................................................... 59
      WHERE YOU CAN FIND MORE INFORMATION............................. 60
      INCORPORATION BY REFERENCE...................................... 60

                               -----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

   In this prospectus, the "Company," "ChipPAC," "we," "us" and "our" refer to ChipPAC, Inc. Our principal executive offices are located at 47400 Kato Road, Fremont, California 94538, and our telephone number is (510) 979-8000.

                               -----------------

                                 INDUSTRY DATA

   In this prospectus, we rely on and refer to information regarding the semiconductor market and its segments and competitors from Cahners In-Stat, which provides research and analysis on the digital communications sector, Electronic Trend Publications, which publishes market research reports for the electronics industry, and other market reports, analyst reports and publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

                              PROSPECTUS SUMMARY

   This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including "Risk Factors" and the additional information, including the financial data and related notes included or incorporated by reference in this prospectus, before making an investment decision.

                                    ChipPAC

   ChipPAC is one of the world's largest independent providers of semiconductor packaging, test and distribution services. We offer one of the broadest portfolios of leaded and laminate packages for integrated circuits, including those used for power functions. We supply packaging solutions to the leading semiconductor companies that service the computing, communications and multi-application end markets. We are a leader in providing high end packaging solutions, including ball grid array packages, or BGA packages, the most advanced type of mass produced package. In addition to providing assembly and test services on a global basis, we are the largest semiconductor packaging and test service provider in mainland China. As consumers demand smaller electronic devices with more functionality, there is a greater requirement for power regulation and generation, which we expect to drive demand for our power packages. We are the leader in high-volume assembly, test and distribution of discrete and analog power packages. We are also one of the leading providers of advanced packaging products that address the needs of semiconductors used in wireless LAN and handset applications, including chip-scale, stacked die and flip-chip technologies.

   Our online design and characterization process, referred to as SmartDESIGN(TM), is a proprietary web-based design collaboration system that provides a higher rate of product qualification, improved technical performance and shorter time-to-market service for our customers. This system enables us to link to our customers via the Internet to perform package design, electrical, thermal and mechanical analysis and to model end system performance.

   Outsourcing of packaging and test services to independent packagers like ChipPAC continues to expand due to several factors, including time-to-market pressures, cost reduction, resource allocation, equipment utilization, the increased technological complexity of packaging and the growth of fabless semiconductor manufacturers. Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. Management believes that the lack of investments in assembly and test capacity by semiconductor manufacturers during the recent downturn in the semiconductor industry will position outsourced providers well to capture enhanced volume levels during the next upturn in the cycle. According to Electronic Trend Publications, outsourcing for high-end package solutions such as BGA and chip-scale packages, or CSP, is forecasted to grow at a compounded annual rate of 38.8% from 2000 to 2005.

   Our headquarters are located in Fremont, California and our manufacturing facilities are strategically located in China, Malaysia and South Korea to address the needs of our customers. We also have design centers in Arizona and South Korea to provide 24-hour support to our customers.

                             Competitive Strengths

   We believe our core strengths are as follows:

  . High End Technology Expertise--We are one of the world's largest providers of outsourced BGA packages, which accounted for approximately 61.0% of our packaging revenues for the twelve months ended December 31, 2000, and 46.5% of our packaging revenues for the nine months ended September 30, 2001. Our BGA packages are used for most high-end applications such as providing non-microprocessor packaging requirements for computing and communications devices, including graphics for nVIDIA Corporation, personal computer chipsets for Intel Corporation, CDMA chipsets for Qualcomm Incorporated and flash for wireless handsets. Our advanced package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in network servers and telecom switching devices, as well as multi-die packaging for digital signal processors, or DSPs, and other wireless chipsets. In addition, we have critical expertise for testing radio frequency, or RF, devices. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to drive the development of solutions for next generation semiconductor packages.

  . Leader in Growing Power Segment--We are the leader in high-volume semiconductor assembly and test services focused on discrete, analog, RF and mixed-signal technologies for power products. Power products manage the electricity requirements for multiple components, ensuring an accurate and efficient flow of voltage so electronic devices run longer and more efficiently. Our Malaysian business supports a number of the world's major power and analog semiconductor manufacturers, including Fairchild Semi-conductor International, Inc., NEC Corporation, Siliconix Incorporated, STMicroelectronics, Inc. and Vishay Intertechnology, Inc. As electronics become increasingly global, portable, complex and performance-driven, the demand for power regulation increases exponentially. A broad and fast-growing range of end markets, including portable devices, household appliances, automotive systems and telecommunications, will continue to drive power semiconductor usage and the demand for our power products.

  . Strategic Geographic Diversification--We are strategically located to take advantage of industry outsourcing trends. Cahners In-Stat predicts that within the next ten years, China will be the second largest market in the world for semiconductors. Our Shanghai facility, which was established in 1994, makes us the largest packaging and test provider in China, and we are the first independent provider of chip-scale BGA packages in that country. In addition, we provide local content for products sold into the Chinese market, including cellular telephones and portable devices where local content requirements are being driven by the Chinese government. Our high-volume packaging site for advanced BGA packages is in Ichon, South Korea which is significant for its proximity to semiconductor manufacturers entering the wafer foundry business, large semiconductor customers and an available pool of highly-skilled research and development and technical staff. Our Malaysian facility in Kuala Lumpur positions us to benefit from the growth in fabless manufacturing taking place in Southeast Asia. Our headquarters in Silicon Valley and state-of-the-art research and development facilities in California, Arizona and South Korea are located near our customers and provide us with the distinct ability to work closely with our customers in the design process and in supply chain management.

  . New and Diversifying Customer Base--We continue to diversify our customer base and end markets. In 2001, we provided services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000 and 16 in 2001, including Fairchild, Linfinity Microelectronics, Inc., Siliconix, STMicroelectronics, Texas Instruments Incorporated and Vishay. In particular, we added eight new customers in the power semiconductor segments. Excluding the effect of our largest customer in the computing segment, the total revenues from the rest of our customer base grew at a compound rate of 36.9% from 1999 to 2001.

  . Long-Term Partnership with Key Customers--We received approximately 66.3% of our revenue for the nine months ended September 30, 2001 under long-term agreements. These agreements provide a competitive advantage during cycles as price incentives and volume terms ensure a leading outsourced position with that customer. We have entered into a supply agreement with Qualcomm under which we will provide packaging and test services for their CDMA chipsets and RF components. We have a supply agreement with Fairchild to supply discrete power products for silicon-based power devices for the computer, communications, industrial, automotive and space and defense end-user markets. We also have an agreement with Intersil Corporation to assemble and test its PRISM(R) wireless LAN chipsets as well as its other analog and mixed signal semiconductors. Lastly, we support LSI Logic Corporation's flip-chip technology through a license and supply agreement.

  . Among the Leaders in Growing Test Services--Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. This growth in outsourced testing is driven by the increasing demand for mixed-signal and high performance logic devices that require greater capital expenditures on testing equipment. We have made significant capital expenditures on testing equipment that provides us with the capability to test mixed-signal, digital logic, memory, power and RF devices. By increasing our emphasis on our test business and adding capacity, we have significantly increased our test revenues, and we expect this growth to continue. Our test business revenue grew to $45.5 million in 2001, an increase of $35.0 million from $10.5 million in 1999.

   Our key customers include many of the world's largest and most prominent semiconductor manufacturers including: Atmel Corporation, Fairchild, International Business Machines Corporation, Intel, Intersil, LSI Logic, nVIDIA, Qualcomm, Samsung Semiconductor, and STMicroelectronics. In addition, we consistently rank among the top packaging and test providers to our customers and in recent years have received numerous quality awards, including supplier of the year recognition from Atmel, Cirrus Logic Inc., Intersil, LSI Logic, QuickLogic Corporation and Virata Corporation, Intel's 1999 and 2000 Preferred Quality Supplier Award and 2000 e-business supply chain award, and Integrated Circuit Systems, Inc.'s vendor excellence award based on performance, services and support.

                               Business Strategy

   Our business strategy is to utilize our core strengths in manufacturing and our leadership in technology to take advantage of our outsourcing relationships with semiconductor manufacturers and fabless semiconductor manufacturers. To achieve these goals, we will:

  . continue to implement long term partnership agreements to further strengthen our technology partnerships with key customers and to expand our customer base;

  . expand our testing business to capitalize on the growing trend for outsourced testing services;

  . utilize our product breadth, technology and geographic locations to secure relationships with new and existing semiconductor foundries that are servicing the fabless semiconductor manufacturers;

  . pursue strategic acquisitions in the fragmented packaging and test industry, including acquisitions of facilities owned by semiconductor manufacturers; and

  . develop new packaging technology that will attract new customers and allow us to become early stage partners with our customers in new semiconductor designs.

                              Recent Developments

   We expect revenue of approximately $76.5 million for the three months ended December 31, 2001, which represents an increase from our revenue of $74.6 million for the three months ended September 30, 2001. We expect to report an adjusted net loss for the three months ended December 31, 2001 of $(0.22) per share, as compared to an actual loss of $(0.24) per share for the three months ended September 30, 2001. The loss for the three months ended December 31, 2001 excludes previously announced planned restructuring charges, other one-time charges and an asset write down. We expect the one-time charges and restructuring charges to be approximately $3.0 million and the asset write down to be between $30.0 and 35.0 million.

   The asset write down relates primarily to our manufacturing assets in our assembly and test facilities in South Korea and Malaysia. We determined that due to excess capacity, the future expected cash flows related to equipment for certain package types will not be sufficient to recover the carrying value of the manufacturing equipment for those package types in those facilities. The carrying values of these assets were written down to our estimate of fair market value and will continue to be depreciated over their remaining useful lives.

                                 The Offering

Class A common stock offered...........  10,000,000 shares

Class A common stock to be outstanding
  after this offering..................  79,403,370 shares

Voting rights..........................  Holders of Class A common stock are entitled to one vote per share on all
                                         matters submitted to a vote of the
                                         stockholders.

Use of proceeds of this offering.......  We intend to use 50% and 25% of the net proceeds of this offering to pay
                                         down our term loans and revolving
                                         loans, respectively. We intend to use
                                         the remaining net proceeds of this
                                         offering for general corporate
                                         purposes.

Nasdaq National Market symbol..........  CHPC

   The number of shares of our Class A common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of December 31, 2001 and does not include:

  . shares issuable upon exercise of outstanding options under our 1999 Stock Option Plan, of which 1,437,006 were issuable as of September 30, 2001 at a weighted average exercise price of $6.89 per share;

  . shares issuable upon exercise of outstanding options under our 2000 Equity Incentive Plan, of which 5,915,341 were issuable as of September 30, 2001 at a weighted average exercise price of $3.31 per share; and

  . shares available for future grants under our 2000 Equity Incentive Plan, of which 5,689,724 were available as of September 30, 2001.

   Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters. If the over-allotment option is exercised in full, ChipPAC will issue and sell an additional 1,500,000 shares of Class A common stock.

   Our long-time stockholders have waived their piggy-back registration rights and will not sell any shares in conjunction with this offering.

                       Summary Historical Financial Data

   The following summary historical financial data for each of the years in the three-year period ended December 31, 2000 were derived from our audited financial statements and as of and for the nine months ended September 30, 2001 were derived from our unaudited financial statements, all of which are incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Incorporation by Reference."

   The as adjusted balance sheet data as of September 30, 2001 gives effect to this offering and the application of the net proceeds from this offering, as if they had occurred at that date. See "Use of Proceeds."

   The following table should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements, the unaudited interim financial data and the related notes included or incorporated by reference in this prospectus.

                                                                                             Nine Months
                                                              Years Ended December 31,          Ended
                                                          --------------------------------- September 30,
                                                             1998        1999       2000        2001
                                                           --------    --------   --------  -------------
                                                          (dollars in thousands, except per share amounts
Statement of Operations Data:
Revenue.................................................. $334,081    $375,530   $494,411     $251,894
Gross profit.............................................   63,716      58,042    109,144       25,206
Operating income (loss)..................................   40,429      12,619     62,330      (11,078)
Net income (loss)........................................ $ 32,303    $ (7,308)  $ 12,056     $(33,621)
                                                           ========    ========   ========    ========
Net income (loss) available to common stockholders....... $ 32,303    $(11,528)  $  2,869     $(33,621)
                                                           ========    ========   ========    ========
Net income (loss) per common share available to common
  stockholders:
   Basic................................................. $   0.83    $  (0.30)  $   0.05     $  (0.49)
   Diluted...............................................     0.83       (0.30)      0.05        (0.49)
                                                           --------    --------   --------    --------
Weighted average common shares outstanding:
   Basic.................................................   38,861      38,935     57,067       68,714
   Diluted...............................................   38,861      38,935     58,253       68,714
                                                           --------    --------   --------    --------
Pro Forma Statement of Operations Data(1):
Pro forma net income (loss) per common share available to
  common stockholders:
   Basic.................................................                        $   0.10     $  (0.40)
   Diluted...............................................                            0.10        (0.40)

Pro forma weighted average common shares outstanding:
   Basic.................................................                          64,567       76,214
   Diluted...............................................                          65,753       76,214
Other Financial Data:
Depreciation............................................. $ 45,855    $ 55,894   $ 41,742     $ 38,868
Amortization.............................................       --       1,581      5,257        6,831
Capital expenditures.....................................   61,332      57,856     93,174       33,976

--------
(1) The pro forma statement of operations data gives pro forma effect to this offering and the application of 75% of the net proceeds therefrom to pay down the senior credit facilities as described under "Use of Proceeds" as if each had occurred as of the beginning of the periods presented, and in accordance with Article 11 of Regulation S-X, includes 7,500,000 shares, representing 75% of the common shares to be issued as part of this offering. The unaudited pro forma statement of operations data does not purport to represent what our results of operations actually would have been if such transactions had actually occurred as of the beginning of the periods presented, or what such results will be for any future periods.

                                                            As of September 30, 2001
                                                            ------------------------
                                                             Actual   As Adjusted(2)
                                                            --------  --------------
Balance Sheet Data:
Cash and cash equivalents.................................. $ 25,908     $ 39,998
Accounts receivable........................................   34,219       34,219
Working capital............................................   (6,007)      22,173
Total assets...............................................  462,447      476,537
Revolving loans............................................   28,367       14,277
Total long-term debt.......................................  333,627      305,447
Total stockholders' equity.................................   36,761       93,121

--------
(2) Reflects the sale by us of 10,000,000 common shares in this offering at the public offering price of $6.00 per share less underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds from this offering. See "Use of Proceeds."

                                 RISK FACTORS

   You should carefully consider the following factors in addition to the other information set forth in this document in analyzing an investment in our Class A common stock. We believe that the risks and uncertainties described below are the current material risks facing us. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In that case, the trading price of our publicly traded Class A common stock could fall, and you may lose all or part of the money you invested.

Pursuant to a recent waiver provided by our senior lenders, we will use a significant portion of the net proceeds of this offering to pay down our existing senior credit facilities.

   The weakness in demand for packaging and test services as a result of the current downturn in the semiconductor industry has and is expected to continue to adversely affect our cash flow from operations. We believe that our existing cash balances, cash flows from operations, available equipment lease financing and available borrowings under our senior credit facilities provide sufficient cash resources to meet our projected operating and other cash requirements for the next twelve months. We have signed an amendment to our senior credit facilities pursuant to which, among other things, our senior lenders waived compliance with our financial covenants until December 31, 2002 and replaced those covenants with new covenants that apply for the year ended December 31, 2002, which we believe better reflect current conditions in the semiconductor industry. However, the amendment stipulates that we must raise at least $20.0 million of net proceeds of permitted junior capital and prepay the outstanding senior credit facilities on or prior to March 1, 2002 in an aggregate principal amount equal to the greater of (i) $20.0 million and (ii) 50% of those net proceeds. This offering of Class A common stock would qualify as an issuance of permitted junior capital. If we do not complete an offering and repayment on or prior to March 1, 2002, the waiver expires on that date and we believe we would be in violation of the covenants which were waived pursuant to the amendment. If the transaction providing us with the net proceeds is a registered offering of securities and if the SEC reviews that offering, then we have until March 31, 2002 to apply those net proceeds and obtain the benefits of the waiver by our senior lenders. Should we fail to meet the requirements of the waiver by the expiration date, we expect to enter into negotiations with our senior lenders. We cannot assure you that if we do raise these proceeds we will be in, or will be able to remain in, compliance with all of our other existing covenants. Failure to comply with any of our existing covenants would constitute a default under the senior credit facilities. A default could cause a cross default under the indenture for our senior subordinated notes, which in turn could cause a substantial majority of our aggregate indebtedness to become due and payable immediately. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

Our operating results for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 declined significantly from the quarters ended September 30, 2000, June 30, 2000 and March 31, 2000.

   Our gross margins, net income and operating income for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 decreased as compared to our results in the quarters ended September 30, 2000, June 30, 2000 and March 31, 2000 as a result of a decline in our revenues. Our revenues for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 were $74.7 million, $87.4 million and $89.9 million, respectively, compared to $155.8 million, $109.0 million and $97.5 million, respectively, in the same periods for 2000. The decline is attributable to the continued semiconductor industry demand slowdown and resulting inventory buildup caused by ongoing end market demand weakness. Our net loss has increased from $9.7 million and $9.4 million in the quarters ended March 31, 2001 and June 30, 2001, respectively, to $16.4 million in the quarter ended September 30, 2001. In addition to the effect of the decline in operating income, net income was further reduced in the third quarter of 2001 compared to the other quarters by the change in the effective tax rate from 20% to 0%. We cannot assure you that our business will not continue to decline or that our performance will improve.

We may not be able to continue to implement our cost saving strategy. Even if we do, it may not reduce our operating expenses by as much as we anticipated and could even compromise the development of our business.

   In response to the recent weakness in demand for semiconductors, we implemented cost saving measures, including significant reduction in our workforce, furloughs, reduced work shift schedules, reductions in discretionary spending, reduced materials cost and lower capital expenditures and redesign of our manufacturing processes to improve productivity.

   As a result of these cost saving measures, we have incurred approximately $3.0 million in restructuring charges during the nine months ended September 30, 2001. Additionally, we expect there to be approximately $3.0 million in charges in the three months ended December 31, 2001 for actions to be completed in 2002. However, we cannot assure you that these cost saving measures will increase productivity or that the expected net savings will occur during this period or at any other time in the expected amounts, if at all. In fact, our cost saving measures could adversely affect our revenue, as it could create inefficiencies in our business operations, result in labor disruptions and limit our ability to expand and grow our business.

The cyclicality of the semiconductor industry could adversely affect our operating results.

   Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices. Since the end of 2000 we have experienced a general slowdown in the semiconductor industry.

Our profitability is affected by average selling prices which tend to decline.

   Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

   The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenues and profits.

   We face substantial competition from a number of established independent packaging companies and with the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies, which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors, which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenues and profits.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses, which will not necessarily result in increases in revenue.

   Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

   The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

   Our business may be adversely affected by the loss of, or reduced purchases by, Atmel, Fairchild, Intel, Intersil, LSI Logic, nVIDIA or any other large customer. Additionally, we may encounter difficulties in soliciting new customers.

   For the nine months ended September 30, 2001, sales to our top five customers in the aggregate accounted for approximately 73.2% of total net revenues. During this same period, our three largest customers Intersil, Intel and LSI Logic, respectively, produced 21.2%, 18.8% and 14.5% of our revenues. If any of our main customers were to purchase significantly less of our services in the future, these decreased levels of purchases could harm our operating results.

   Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenues. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company's services, the semiconductor company generally relies on that vendor's packages for specific applications and, to the extent possible, subsequent generations of that vendor's packages. Accordingly, it may be difficult to achieve significant sales from a particular or potential customer once it selects another vendor's packaging services.

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Our stock price has fluctuated significantly in the past, and the market price of our Class A common stock may be lower than you expect.

   Since our initial public offering on August 8, 2000, the closing price of our Class A common stock has fluctuated significantly, ranging from a low of $1.88 to a high of $18.50 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

  .  quarterly variations in our operating results;

  .  rating changes by research analysts;

  .  strategic actions by us or our competitors, such as acquisitions;

  .  general market conditions; and

  .  general economic factors unrelated to our performance.

   The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to our stock price.

Some of our long-time stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of Class A common stock may be sold into the market; future sales of those shares could depress the market price of our Class A common stock.

   The public market for our Class A common stock includes 11,500,000 shares of Class A common stock that we sold in our initial public offering and, after giving effect to this offering, will include an additional 10,000,000 shares of Class A common stock, assuming that the underwriters do not exercise their over-allotment option. At the time of our initial public offering, there were 55,631,718 additional shares of our Class A common stock outstanding. Following this offering, we expect to have 79,403,370 shares of Class A common stock outstanding, assuming that the underwriters do not exercise their over-allotment option. Those people and entities who were our stockholders prior to our initial public offering are able to sell their shares in the public market, subject to legal restrictions on transfer. Some of our stockholders prior to our initial public offering are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act of 1933, as amended, or the Securities Act, all or part of their shares of our Class A common stock, as well as piggyback registration rights. Our long-time stockholders have waived their piggy-back registration rights and will not sell any shares in conjunction with this offering. Currently, approximately 46,463,489 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. We believe that all of the other shares of our Class A common stock are freely tradable. Registration of the sale of these restricted shares of our Class A common stock would permit their sale into the market immediately. If our stockholders sell a large number of shares, the market price of our Class A common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our Class A common stock could depress the market price of the Class A common stock. See "Shares Eligible for Future Sale."

   As of December 31, 2001, we had 69,403,370 shares of our Class A common stock outstanding. All of these shares are freely tradeable without restriction under the Securities Act, except for any shares which may be held or acquired by an affiliate of our company, as that term is defined in Rule 144 promulgated under the Securities Act. We believe that affiliates hold approximately 46,416,214 shares of common stock, and that those shares could only be sold over the next 12 months in accordance with the volume and manner of sale limitations set forth in Rule 144.

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Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for our Class A common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

  .  a prohibition on stockholder action through written consents;

  . a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

  .  advance notice requirements for stockholder proposals and nominations;

  . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  . the authority of the board to issue, without stockholder approval, preferred stock with terms as the board may determine.

Our substantial indebtedness could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

   As of September 30, 2001, our total indebtedness was $362.0 million. Our substantial indebtedness could have important consequences to you. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  . place us at a competitive disadvantage relative to our competitors that have less debt; and

  . limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our ability to increase our revenues and profitability and meet our growth objectives.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt which could increase the risks created by our substantial indebtedness.

   We may be able to incur substantial additional indebtedness in the future. Our senior credit facility provides for revolving loans up to $50.0 million, including letters of credit. In addition, we have the ability to increase our revolving line of credit by $25.0 million without further consent from our existing lenders. Additionally, the indenture for the existing senior subordinated notes permits us to incur additional indebtedness if we meet a test measuring our cash flow relative to our required interest payments. This indenture also allows us to incur debt under our senior credit facility. The indenture for our convertible notes does not limit our ability to incur additional indebtedness. All of the borrowings under our senior credit facility are secured by all of our assets and those of our subsidiaries, except those of our Chinese operating subsidiary. The addition of new debt to our current debt levels could intensify the debt-related risks that we now face that are described above.

Your right to receive payments on the Class A common stock is junior to the company's existing and, possibly future, senior and subordinated indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the Class A common stock if there is a bankruptcy, liquidation or similar proceeding affecting us.

   The Class A common stock ranks behind all of our existing indebtedness, including our guarantees of our subsidiary's obligations under the senior credit facility and our subsidiary's existing 12 3/4% senior subordinated notes. The Class A common stock also ranks behind all of our future borrowings, except any future indebtedness that expressly provides that it ranks with, or subordinated in right of payment to, the Class A common stock. As a result, upon any distribution to our creditors, in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, we will have to pay the holders of debt senior to the Class A common stock in full before we can make any payment on the Class A common stock. Moreover, the Class A common stock will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries and any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the Class A common stock to share in those assets, would be subordinate to the claims of the subsidiaries' creditors.

   In addition, all payments on the Class A common stock will be blocked in the event of a payment default on our senior and subordinated debt, including borrowings under the senior credit facility, and may be blocked for specified periods in the event of non-payment defaults on certain senior debt.

The senior credit facility and the indenture governing our existing 12 3/4% senior subordinated notes impose limitations on how we conduct our business; as a result, we may not be able to pursue strategies that could be in the best interests of holders of our stock.

   The senior credit facility and the indenture governing our existing 12 3/4% senior subordinated notes contain restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability to:

  .  incur additional debt;

  .  pay dividends and make other distributions;

  .  prepay subordinated debt;

  .  make investments and other restricted payments;

  .  enter into sale and leaseback transactions;

  .  create liens;

  .  sell assets;

  .  enter into transactions with affiliates; and

  .  consolidate or merge.

   Our senior credit facility contains financial covenants that require us to meet specified financial tests, including, without limitation, a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio, a maximum senior leverage ratio and a minimum consolidated adjusted EBITDA amount. As a result of these restrictions, we may not be able to pursue business strategies that could be in the best interest of our stockholders. Our senior lenders have waived compliance with our financial covenants until December 31, 2002 and replaced those covenants with new covenants that apply for the year ended December 31, 2002, which we believe better reflect current conditions in the semi-conductor industry. However, the amendment stipulates that we must raise at least $20.0 million of net proceeds of permitted junior capital and prepay the outstanding senior credit facilities on or prior to March 1, 2002 in an aggregate principal amount equal to the greater of (i) $20.0 million and (ii) 50% of those net proceeds.

   The covenants waived for 2002 under the most recent bank amendment include:
(1) the minimum interest coverage ratio of 1.6 to 1.0 through March 31, 2002,
1.75 to 1.0 through June 30, 2002 and 1.85 to 1.0 through December 31, 2002;
(2) the maximum leverage ratio of 5.0 to 1.0 through June 30, 2002 and 4.5 to
1.0 through December 31, 2002; and (3) the maximum senior leverage ratio of 2.5 to 1.0 through December 31, 2002. These three covenants were waived under the current amendment and replaced for 2002 with (1) a minimum consolidated adjustable EBITDA amount of $30.0 million, $26.0 million, $32.0 million and $40.0 million for the twelve months ended March 31, June 30, September 30 and December 31, 2002, respectively, and (2) a new maximum capital expenditure amount of $30.0 million. Pursuant to a prior amendment, the minimum fixed charge coverage ratio of 1.05 to 1.0 was waived through December 31, 2002.

   At September 30, 2001, we were in compliance with all of our financial covenants, except the minimum fixed charge coverage ratio whose compliance was waived. In addition, at September 30, 2001, our interest coverage ratio was
1.83 to 1.0; our leverage ratio was 4.83 to 1.0 and our senior leverage ratio was 2.28 to 1.0. For the nine months ended September 30, 2001, our consolidated capital expenditures were approximately $34.0 million. While we were not required to maintain consolidated adjusted EBITDA for any periods ending on or prior to December 31, 2001, our consolidated adjusted EBITDA for the twelve months ended September 30, 2001 was $64.5 million.

   If we fail to comply with the restrictions in the senior credit facility, a default may also occur under the indenture governing our existing 12 3/4% senior subordinated notes and any other financing agreements. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. The creditors who may be entitled to accelerated payments in the event of a default are: (1) the holders of our 12 3/4% senior subordinated notes issued in the aggregate principal amount of $165.0 million, under an indenture dated July 29, 1999 by and among us, ChipPAC International Company Limited, and Firstar Bank, N.A. as trustee; and (2) the senior credit facility lenders, including Credit Suisse First Boston, New York branch, BankBoston N.A., State Street Bank and Trust Company, Balanced High-Yield Fund II Limited, CIBC Inc., First Source Financial LLP, Heller Financial, Inc., The First National Bank of Chicago and IBM Credit Corporation, under our senior credit facility, dated as of August 5, 1999 by and among the us, ChipPAC International Company Limited, and Credit Suisse First Boston, New York branch as the administrative agent, collateral agent and sole lead arranger for the senior facility lenders. As of September 30, 2001, the aggregate principal amount of the senior credit facility was $168.6 million of which approximately $147.0 million was outstanding. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds.

Economic crisis in Asia where most of our suppliers are located could prevent us from securing adequate supplies of materials, which could, in turn, prevent us from meeting the requirements of our customers and result in a decrease in our revenues.

   Most of our materials suppliers are located in Asia. Historically, over half of our substrate costs were incurred from the purchase of materials from Japanese suppliers. In the future, we expect that a growing portion of these materials will be supplied by sources in South Korea and Taiwan. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers' orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.

   We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers which could result in a decrease in our revenues.

   Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from Hynix Semiconductor, Motorola, Inc., Tessera, Inc., LSI Logic and Intersil. To the extent these licenses are not perpetual and irrevocable, our net revenues could be materially adversely affected if our rights under these licenses expire or are terminated.

   We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

   Any patents and utility model, design right and computer program right registrations obtained relating to technology that we developed prior to our recapitalization are owned by Hynix Semiconductor Inc., formerly Hyundai Electronics Inc. In connection with our recapitalization, we entered into a patent and technology license agreement by which Hynix Semiconductor granted us license to use specific intellectual property rights in our semiconductor packaging and test activities. We expect to seek patents and utility model, design right and computer program right registrations, as applicable, on new packaging process and package design technologies that we develop as a means of protecting technology and market position.

   We have a non-exclusive sublicense from Hynix Semiconductor to use patented BGA technologies owned by Motorola, which expires on December 31, 2002. Motorola licenses these patents to others, including our competitors. After giving pro forma effect to the acquisition of the Malaysian business as if it had occurred at the beginning of 2000, these BGA technologies contributed 41.1% of our net revenues in 2000,

   We have a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages. This license will expire sometime after February 2018.

   We also have two separate license agreements with LSI Logic under which we have worldwide, royalty-bearing, non-exclusive licenses to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls and semiconductor device assemblies having an overall height of less than 1.2 millimeters, respectively. The LSI Logic license relating to flip-chip semiconductor devices becomes perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. The other LSI Logic license is perpetual but may be terminated by LSI Logic in the event of our uncured breach or bankruptcy.

   In addition, we have a worldwide, royalty-free, non-exclusive license under Intersil patents, copyrights and technical information which are used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we provide packaging and test services are licensed to us only for use in providing those services.

   To the extent these licenses are not perpetual and irrevocable, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

   Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner which could adversely affect our revenues and profitability.

   Our employees at our Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is effective to May 1, 2003 and the wage agreement is effective to May 1, 2002. As of December 31, 2001, approximately 78% of our employees were represented by the ChipPAC Korea Labor Union. In addition, one of our Chinese subsidiaries experienced labor protests and a two-day work stoppage in July 1998 in connection with proposed work force reductions. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages. In addition, potential efficiency enhancement efforts, including personnel reductions, following our recent acquisition of the Malaysian business may create the risk of labor problems in Malaysia or at other facilities.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in China, Malaysia and South Korea could make it more difficult for us to operate successfully.

   For the nine months ended September 30, 2001 and the years ended December 31, 2000, 1999 and 1998, we generated approximately 10.7%, 16.7%, 11.3%, and
7.2% of total revenues, respectively, from international markets, primarily from customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in China, Malaysia and South Korea. Moreover, many of our customers' operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in China, Malaysia and South Korea. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

   A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

   Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. Our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

Because the Malaysian business previously operated as a subsidiary of Intersil, our future financial results may be significantly different from those experienced historically.

   Prior to our acquisition of our Malaysian business in 2000, it was operated as a subsidiary of Intersil. All the historical revenues of the Malaysian business represent intercompany sales to Intersil on terms determined by Intersil. Although we expect to retain this business pursuant to a five-year supply agreement with Intersil, volume, product mix and pricing may change in the future, and we cannot assure you that Intersil will perform under our supply agreement.

We entered into supply contracts with Intersil in connection with our acquisition of our Malaysian business and with Fairchild Semiconductor following Fairchild's acquisition of Intersil's discrete power business, and any decrease in the purchase requirements of Intersil or Fairchild or the inability of Intersil or Fairchild to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

   Historically, the Malaysian business generated all of its revenues from the sale of products and services to affiliated Intersil companies. The revenue of the Malaysian business for the first six months of 2000 prior to our acquisition of it and for all of 1999 was $41.9 million and $101.9 million, respectively. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil. In connection with Fairchild Semiconductor's acquisition of Intersil's discrete power business, we entered into an assignment agreement that assigned Intersil's portion of the supply agreement relating to this business to Fairchild. We have also entered into a three-year IT services agreement with Intersil under which the Malaysian business will continue to obtain a number of these services from Intersil. We cannot assure you that Fairchild will perform under the supply agreement or that Intersil will perform under the supply and services agreements or that upon termination of these agreements we will be able to obtain similar services on comparable terms.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

   We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

   Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

   In addition, we may finance future acquisitions with additional indebtedness. We have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness at all or on terms acceptable to us.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

   Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include administrative, sales, and R&D facilities in the United States and manufacturing facilities in China, Malaysia and South Korea. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

   Also as a result of terrorism, the United States may enter into an armed conflict which could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

   At December 31, 2001, Citicorp Venture Capital, Ltd. and its affiliates owned or had the right to acquire 23,849,399 shares or approximately 34.4% of our outstanding Class A common stock. Upon the completion of this offering, Citicorp Venture Capital, Ltd. will own approximately 30.0% of our outstanding Class A common stock, assuming that the underwriters do not exercise their over-allotment option. At December 31, 2001, funds affiliated with Bain Capital, Inc. owned 16,303,749 shares or approximately 23.5% of our outstanding Class A common stock. Upon the completion of this offering, funds affiliated with Bain Capital, Inc. will own approximately 20.5% of our outstanding Class A common stock, assuming that the underwriters do not exercise their over-allotment option. By virtue of this stock ownership, these entities collectively have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests.

If our relationship with Hynix Semiconductor, our previous owner, deteriorates, our business could be adversely affected.

   Our facilities in Ichon, South Korea occupy a portion of a building located on property owned by Hynix Semiconductor, a current stockholder and former majority owner. In addition, Hynix Semiconductor is one of our current customers. An unfavorable change in our relations with Hynix Semiconductor could adversely effect services we receive from them at this facility and the revenue we derive from the products and services we provide to them.

Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination.

   We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and any prospectus supplement we may provide you, including the section entitled "Risk Factors," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

                                USE OF PROCEEDS

   The net proceeds from the sale of 10,000,000 shares of Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, based on the public offering price of $6.00 per share, are estimated to be approximately $56.4 million.

   We intend to use 50% and 25% of the net proceeds of this offering to pay down our term loans and revolving loans, respectively. Our term loans had a weighted average interest rate of 8.238% for the year ended December 31, 2001, have scheduled amortization payments each quarter and mature on July 31, 2005. Our revolving loans had a weighted average interest rate of 8.390% for the year ended December 31, 2001 and mature on July 31, 2005.

   We intend to use the remaining net proceeds of this offering for general corporate purposes, which may include working capital increases, acquisitions or capital expenditures. We expect from time to time to evaluate the acquisitions of businesses, products and technologies, for which a portion of the net proceeds may be used. Until we use the proceeds in this manner, we may temporarily use them to make short-term investments or reduce short-term borrowings.

                      PRICE RANGE OF CLASS A COMMON STOCK

   Our Class A common stock is traded on The Nasdaq National Market under the symbol "CHPC." Public trading of our Class A common stock began on August 9, 2000. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low last reported sale price per share of our Class A common stock as reported on the Nasdaq National Market.

   As of December 31, 2001, there were 97 stockholders of record of our Class A common stock. The last reported sale price of our Class A common stock on January 24, 2002 was $6.30.

                                                             High     Low
                                                           -------- --------
2000
   Third Quarter (commencing August 9, 2000 and ending on
     September 30, 2000)..................................  $18.500  $11.875
   Fourth Quarter.........................................   11.688    2.625

2001
   First Quarter..........................................    6.50     3.00
   Second Quarter.........................................   10.44     3.80
   Third Quarter..........................................   11.55     1.88
   Fourth Quarter.........................................    8.35     1.91

2002
   First Quarter (through January 24, 2002)...............     9.38     6.03

                                DIVIDEND POLICY

   To date, we have not declared or paid cash dividends to our stockholders. We have no plans to declare or pay cash dividends in the near future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial conditions, capital requirements and contractual restrictions.

                                CAPITALIZATION

   The following table sets forth our actual capitalization as of September 30, 2001. It also sets forth our capitalization on an as adjusted basis for the sale of 10,000,000 shares of common stock by us at the public offering price of $6.00 per share, less underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from the offering. See "Use of Proceeds."

                                                                                     September 30, 2001
                                                                                    --------------------
                                                                                     Actual   As Adjusted
                                                                                    --------  -----------
                                                                                    (In thousands, except
                                                                                     share and per share
                                                                                          amounts)
Cash and cash equivalents.......................................................... $ 25,908   $ 39,998
                                                                                    ========   ========
Long term debt (including current portion) and revolving loans:
   Revolving loans(1).............................................................. $ 28,367   $ 14,277
   Term loans under senior credit facilities.......................................  118,627     90,447
   12.75% Senior subordinated notes due 2009.......................................  165,000    165,000
   8.0% Convertible subordinated notes due 2011....................................   50,000     50,000
                                                                                    --------   --------
       Total long term debt (including current portion) and revolving loans........  361,994    319,724
                                                                                    --------   --------
Stockholders' equity:
   Common stock, Class A--par value $0.01; 250,000,000 shares authorized;
     69,323,000 shares issued and outstanding actual; 79,323,000 shares issued and
     outstanding, as adjusted......................................................      693        793
   Common stock, Class B--par value $0.01; 250,000,000 shares authorized; no shares issued and outstanding actual; no shares issued and outstanding, as
     adjusted......................................................................       --         --
   Additional paid-in capital......................................................  110,024    166,284
   Receivable from stockholders....................................................   (1,093)    (1,093)
   Accumulated deficit.............................................................  (82,032)   (82,032)
   Accumulated other comprehensive income..........................................    9,169      9,169
                                                                                    --------   --------
       Total stockholders' equity..................................................   36,761     93,121
                                                                                    --------   --------
          Total capitalization..................................................... $398,755   $412,845
                                                                                    ========   ========

--------
(1) Borrowings of up to $50.0 million under the revolving lines under our senior credit facilities are available for working capital and general corporate purposes.

   The table set forth above is based on shares of common stock outstanding as of September 30, 2001. This table excludes:

  . 1,437,006 shares issuable upon exercise of outstanding options under our 1999 Stock Option Plan at a weighted average exercise price of $6.89 per share;

  . 5,915,341 shares issuable upon exercise of outstanding options under our 2000 Equity Incentive Plan at a weighted average exercise price of $3.31 per share; and

  . 5,689,724 shares available for future grants or issuance under our 2000 Equity Incentive Plan.

                                   DILUTION

   The net tangible book value of our Class A common stock as of September 30, 2001 was approximately $17.9 million, or $0.26 per share. Net tangible book value per share represents the amount of our total assets, excluding intangible assets, less our total liabilities, divided by the total number of shares of Class A common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the investors in this offering and the net tangible book value of our Class A common stock immediately after the offering. After giving effect to the sale of the 10,000,000 shares of Class A common stock by us in this offering, at the public offering price of $6.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value of our Class A common stock would have been $74.3 million, or $0.94 per share. This represents an immediate increase in net tangible book value of $0.68 per share to existing stockholders and an immediate dilution of $5.06 per share to new investors. The following table illustrates this per share dilution:

 Public offering price per share...................................      $6.00
 Net tangible book value per share as of September 30, 2001........ 0.26
 Increase per share attributable to new investors.................. 0.68
                                                                    ----
 Pro forma net tangible book value per share after this offering...       0.94
                                                                         -----
 Dilution per share to new investors...............................      $5.06
                                                                         =====

   The following table summarizes, on the pro forma basis described above, as of September 30, 2001, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. We used the public offering price of $6.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses.



                                Shares Purchased       Total Consideration     Average
                              --------------------  ------------------------  Price Per
                                Number   Percentage     Amount     Percentage   Share
                              ---------- ---------- -------------- ---------- ---------
                                                    (In thousands)
Existing stockholders........ 69,323,000     87%       $306,271        84%      $4.42
New investors................ 10,000,000     13          60,000        16        6.00
                              ----------    ---        --------       ---       -----
   Total..................... 79,323,000    100%       $366,271       100%      $4.62
                              ==========    ===        ========       ===       =====

   As of September 30, 2001, there were outstanding options to purchase a total of 7,352,347 shares of common stock at a weighted average exercise price of $4.01 per share. After September 30, 2001, we issued options to purchase 1,500 shares of common stock at a weighted average exercise price of $1.94 per share. To the extent these options are exercised, there will be further dilution to new investors.

   The foregoing table also assumes no exercise of the underwriters' over allotment option. See the section entitled "Underwriting."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus and other documents incorporated by reference. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

   In 1997, we were incorporated as a distinct entity and established as the parent of a stand-alone worldwide business. Prior to this time, we operated as a separate division of Hyundai Electronics, or Hynix, one of the world's largest semiconductor manufacturers and a member of the Hyundai Group, the South Korean conglomerate. In 1999, as part of a recapitalization, a group of Equity Investors along with management obtained control of ChipPAC.

   Our revenues consist of fees charged to our customers for the assembly, testing, and distribution of their integrated circuits. From 1995 to 2000, net revenues increased from $179.2 million to $494.4 million, a cumulative annual growth rate of 22.5%, primarily from the growth of substrate, or BGA packaging, and, in 2000, from the growth of test revenue and the acquisition of our Malaysian business. The semiconductor industry is however inherently volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from a downturn, and we expect conditions to improve in 2002. This downturn has been the worst that we have experienced and has had a significant impact on our net revenues and operating results. Our revenues for the nine-month period ended September 30, 2001 declined to $251.9 million or by 30.5% compared to the same period in 2000.

   We are one of the largest providers of outsourced BGA packaging services worldwide. The capital investments made by Hyundai Electronics from 1995 to 1997 totaled approximately $307.0 million and provided us with the capacity necessary to support this growth in advanced packaging services, along with providing capacity to support future growth. By 1998, we possessed the scale required to provide our services to a broad base of customers who required BGA packaging services. We also have a significant business in leaded packaging, driven by the significant capabilities of our China facility, which accounted for 35.0% and 29.1% of our sales in the years ended December 31, 2000 and 1999, respectively, and 40.2% of our sales for the nine-month period ended September 30, 2001.

   The following table describes the composition of revenue by product group and test services, as a percentage of total revenues:

                                             Year Ended       Nine Months
                                            December 31,         Ended
                                        -------------------  September 30,
                                        1998   1999   2000       2001
                                        -----  -----  -----  -------------
     Laminate..........................  61.8%  68.1%  55.8%      46.5%
     Leaded............................  35.5   29.1   35.0       40.2
     Test..............................   2.7    2.8    9.2       13.3
                                        -----  -----  -----      -----
        Total.......................... 100.0% 100.0% 100.0%     100.0%
                                        =====  =====  =====      =====

Quarterly Results (Unaudited)

   The following table describes our unaudited historical quarterly sales and gross profit in thousands of U.S. dollars:

                                                             1999                                   2000
                                             ------------------------------------  -------------------------------------
                                               Q1       Q2        Q3        Q4       Q1        Q2        Q3        Q4
                                             -------  -------  --------  --------  -------  --------  --------  --------
                                                                                          (In thousands)
Revenues.................................... $85,548  $80,853  $101,270  $107,859  $97,469  $108,979  $155,795  $132,168
Gross Profit................................  13,417    9,684    16,791    18,150   20,422    26,141    35,568    27,013
Gross Margin................................    15.7%    12.0%     16.6%     16.8%    21.0%     24.0%     22.8%     20.4%
Income (loss) before extraordinary item..... $ 1,804  $   530  $ (4,171) $ (2,726) $ 2,160  $  5,632  $  3,944  $  2,714
Income (loss) per share available to common
 stockholders before extraordinary item
  Basic..................................... $  0.02  $  0.01  $  (0.10) $  (0.14) $ (0.01) $   0.06  $   0.00  $   0.04
  Diluted...................................    0.02     0.01     (0.10)    (0.14)   (0.01)     0.05      0.00      0.04
Net income (loss)........................... $ 1,804  $   530  $ (5,544) $ (4,099) $ 2,160  $  5,632  $  1,554  $  2,714

                                                        2001
                                             --------------------------
                                               Q1       Q2        Q3
                                             -------  -------  --------

Revenues.................................... $89,859  $87,373  $ 74,662
Gross Profit................................  11,721   11,460     2,025
Gross Margin................................    13.0%    13.1%      2.7%
Income (loss) before extraordinary item..... $(9,667) $(7,513) $(16,441)
Income (loss) per share available to common
 stockholders before extraordinary item
  Basic..................................... $ (0.14) $ (0.11) $  (0.24)
  Diluted...................................   (0.14)   (0.11)    (0.24)
Net income (loss)........................... $(9,667) $(7,513) $(16,441)

Results of Operations

   The following table describes our results of operations based on the percentage relationship of operating and other financial data to revenues during the periods shown:

                                                  Year Ended      Nine Months Ended
                                                 December 31,         September 30,
                                             -------------------  ---------------
                                             1998   1999   2000      2000      2001
                                             -----  -----  -----  -------   -------
Historical Statement of Operations Data:
Revenue..................................... 100.0% 100.0% 100.0%  100.0%    100.0 %
Gross Margin................................  19.1   15.5   22.1    22.7      10.0
Selling, general & administrative...........   4.5    5.7    7.0     6.6       9.0
Research & development......................   2.3    3.3    2.4     2.2       4.2
Restructuring/Change of control expenses....   0.2    3.2     --      --       1.2
                                             -----  -----  -----   -----     -----
Operating income............................  12.1%   3.4%  12.6%   13.8%     (4.4)%
                                             =====  =====  =====   =====     =====

  Three and Nine Months Ended September 30, 2001 Compared to Three and Nine Months Ended September 30, 2000

   Net Revenue. Net revenues were $74.7 million and $251.9 million in the three and nine months ended September 30, 2001, respectively, a decrease of 52.1% and 30.5% over the prior year periods, respectively. The drop in net revenue is a product of lower end-market demand for our customers' products.

   Gross Profit. Gross profit during the three months and nine months ended September 30, 2001 was $2.0 million and $25.2 million, respectively, and decreased 94.3% and 69.3%, respectively, over the comparable prior year periods. The majority of the decrease was caused by soft demand leading to lower equipment utilization and lower average selling prices in the three and nine months ended September 30, 2001 compared to the same periods in 2000. Equipment utilization was 48.0% in the three months ended September 30, 2001.

   Although reductions in force, furloughs, plant shutdown days and other cost saving methods were used in the three and nine months ended September 30, 2001, they were insufficient to offset the decline in revenue.

   Selling, General, and Administrative.   Selling, general, and administrative
expenses were $5.9 million and $25.6 million in the three and nine months ended September 30, 2001, respectively, a decrease of 39.2% from the three months ended September 30, 2000 and an increase of 6.6% over the nine month period ending

September 30, 2000. Total selling, general, and administrative expenses for the three months ended September 30, 2001 were lower by $1.6 million or 21.4% from the quarter ended June 30, 2001. In the second half of 2000 we hired new personnel at the management level to accommodate both our expanded operations and our transition to a public company. As a result, we incurred additional expenses associated with hiring and maintaining employees in the areas of administration, sales, and marketing which did not occur in the quarter ended September 30, 2001. In addition, we recorded expenses associated with reduction in force and furlough costs of $3.0 million, that occurred in the nine months ended September 30, 2001 or will occur in future 2001 periods with no comparable costs in 2000.

   Research and Development. Research and development expense increased to $3.3 million and $10.7 million in the three and nine months ended September 30, 2001. This represents a 17.4% and 33.9% increase, respectively, over the prior year periods. The increases were mainly due to expenses in the three and nine months ended September 30, 2001 on power packaging technology and processes that did not occur in the same period in 2000 plus additional spending on flip-chip technology development.

   Interest Expense. Total outstanding interest bearing debt increased to $362.0 million at September 30, 2001 compared to $320.1 million at September 30, 2000. The increase in debt was primarily due to purchases of capital equipment relating to business expansion offset by reductions due to debt pay down following our initial public offering in August 2000. Related interest expense was $9.4 million and $27.7 million for the three and nine months ended September 30, 2001, a decrease of 10.7% and 7.3% compared to the prior year periods. The reduction in interest expense was primarily due to reduced interest rates on our debt and lower average outstanding balance during the comparison periods.

   Foreign Currency Losses (Gains). Net foreign currency losses (gains) were $0.02 million and ($0.24) million during the three and nine months ended September 30, 2001, respectively, compared to net (gains) of ($0.11) million and ($0.80) million during the three and nine months ended September 30, 2000, respectively. The gains and losses are primarily due to the fluctuations between the exchange rate of the United States Dollar and the South Korean Won related to long-term pension benefits payable to our South Korean employees.

   Other (Income) and Expenses. Other (Income) and Expenses, net, was ($0.04) million and $7.9 million for the three months ended September 30, 2001 and 2000, respectively. Other Expenses for September 30, 2000 includes the one-time payment of $8.0 million, paid to Bain Capital and SXI Group in exchange for the termination of an advisory agreement which was entered into during our recapitalization in 1999. There were no equivalent expenditures related to this one-time payment in the three months or nine months period ended September 30, 2001.

   Accretion of Dividends and Recorded Value of the Intel Warrant. Accretion of dividends on preferred stock and recorded value of the Intel Warrant was $0 in the three and nine months ended September 30, 2001, a 100% decrease compared to $3.7 million and $9.2 million in the three and nine months ended September 30, 2000, respectively. All preferred stock was redeemed or converted to non-dividend bearing common shares subsequent to our initial public offering in August 2000. The Intel Warrant expired unexercised in February 2001.

   Income Taxes. Income tax expense (benefit) for the three months and nine months ended September 30, 2001 was approximately $0 million and ($4.3) million, respectively, compared to $1.0 million and $2.9 million for the same periods ended September 30, 2000, respectively, for effective tax rates of approximately 7.0% in the year 2001 and 20.0% in the year 2000. Concurrently with our recapitalization on August 5, 1999, the company was reorganized and as a result now has operations and earnings in jurisdictions with relatively low income tax rates, or where we enjoy tax holidays or other similar tax benefits. Income tax expenses (benefits) are recorded to the extent management believes they will be usable in the future.

   Net (Loss) Income Available to Common Shareholders. As a result of the items above, net (loss) available to common stockholders increased to ($16.4) million and ($33.6) million in the three and nine months ended September 30, 2001 compared to net (loss) income of ($2.1) million and $0.2 million for the three months and nine months ended September 30, 2000, respectively.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Revenue. Net revenues in 2000 increased 31.7% to $494.4 million from $375.5 million in 1999. We experienced strong increases across all product lines. Laminate sales increased 7.9% over 1999. Leaded sales, not including those attributable to our acquisition of the Malaysian business, increased 32.2% over 1999, and test revenue increased 186.4% over 1999. Increases in revenues were broadly distributed across all of our end markets, but the communications segment showed an increase of 99.4%. During the last six months of 2000, the Malaysian business contributed $44.0 million in revenues.

   Gross Profit. Gross Profit increased to $109.1 million in 2000 from $58.0 million in 1999, resulting in a gross margin of 22.1% compared to 15.5% in 1999. Effective January 1, 2000 we re-evaluated the estimated useful lives of our property, plant and equipment. Based on an independent appraisal of the useful lives of this equipment and from our internal assessment, estimated useful lives of assembly and test product equipment and furniture and fixtures were, for accounting purposes, changed from five years to eight years. The net book values of assembly and test product equipment and furniture and fixtures already in use are now being depreciated over the remaining useful life, based on eight years from the date the assets were originally placed in service. This change resulted in depreciation expense for the year ended December 31, 2000 being $29.0 million lower than we would have recorded if we had continued to use five-year lives. The remaining increase in gross profit was attributable to improved materials procurement and greater efficiency due to high utilization rates partially offset by an increase in average labor costs, the effect of the Malaysian business acquisition, and the strengthening of the South Korean Won against the U.S. Dollar in 2000 versus the prior year.

   Selling, General, and Administrative. Selling, general and administrative expenses increased to $34.8 million in 2000 from $21.2 million in 1999. As a percentage of revenues, these expenses increased to 7.0% from 5.7%. In 2000 we hired new personnel at the management level to accommodate both our expanded operations and our transition to a public company. As a result, we incurred additional expenses associated with hiring in the areas of administration, sales, and marketing.

   Research and Development. Research and development expenses decreased to $12.0 million in 2000 from $12.4 million in 1999. As a percentage of revenues, these expenses decreased to 2.4% from 3.3%. The decrease as a percentage of revenues was mainly caused by the additional revenue from the Malaysia business that did not require as high research and development expenditures in 2000 as the required intellectual property and process technology for the Malaysian business was acquired in the purchase.

   Change of Control Expense. As a result of our recapitalization, we were contractually required to make a one-time change of control payment to our unionized South Korean employees of approximately $11.8 million. The payment was recorded as an operating expense during the year ended December 31, 1999. This expense did not reoccur in 2000.

   Interest Income. Interest income decreased to $0.8 million in 2000 compared to $2.8 million in 1999. The average cash balance maintained in 2000 was significantly lower than in 1999 due to the working capital and fixed asset investments needed to support our growth.

   Interest Expense. Interest expense for 2000 increased 85.8% to $39.4 million in 2000 from $21.2 million in 1999. This is primarily due to 12 months of interest expense on the debt incurred as part of the recapitalization compared to five months of interest payments in 1999. In addition, we incurred interest expense on the debt incurred to complete the Malaysian acquisition.

   Foreign Currency Gains. The foreign currency gain was $2.2 million in 2000 compared to $1.2 million in the prior year period. The exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, we negotiated with the large majority of our material and equipment suppliers to denominate purchase transactions in U.S. Dollars. Second, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of the South Korean and Chinese subsidiaries.

   Other Income/Expense. Other expense increased $7.9 million in 2000 compared to other income of $0.7 million in 1999. This was primarily due to the one time charge of $8.0 million to end the management services agreements with Bain Capital and SXI group.

   Income Taxes. Income tax expense was $3.6 million in 2000 compared to $1.9 million in 1999. Our effective tax rate was 20.0% in 2000 compared to negative 48.5% in 1999. Our effective tax rate during 1999 was adversely affected by losses of the operations in China, for which no tax benefit was realized. The recapitalization also changed the tax structure and overall effective tax rate compared to 1999.

   Extraordinary Loss. We incurred an extraordinary loss of $2.4 million, net of tax benefit, related to the early repayment of our senior term debt that was used in the acquisition of Intersil's Malaysian business that was subsequently repaid using proceeds from our initial public offering.

   Net Income. As a result of the items described above, our net income increased to $12.1 million in 2000 compared to a net loss of $7.3 million in 1999.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenues. Net revenues in 1999 increased 12.4% to $375.5 million compared with $334.1 million in 1998. This increase came primarily from sales growth in BGA packaging services, which increased by 23.6% from $206.9 million to $255.8 million. This increase was partially offset by a decline in revenues from leaded packages services from $127.2 million to $109.3 million. The strong growth in BGA revenues was driven primarily by higher volumes of BGA packaging services sold to Intel, our leading customer, partially offset by lower average selling prices. Additionally, we started to ship BGA packages to new customers including nVIDIA, IBM, Lucent and Level One during 1999. The decline in leaded product revenues was driven by the continuing soft market conditions in the semiconductor industry present during the second half of 1998, and has been partially offset by strengthened market conditions during 1999.

   Gross Profit. Gross profit decreased to $58.0 million in 1999 from $63.7 million in 1998, resulting in gross margin of 15.5% in 1999 compared to 19.1% for 1998. The gross profit experienced during the 1998 was significantly higher than usual due to the large depreciation of the South Korean Won which averaged 1,372.1 Won per U.S. Dollar during 1998 compared to an average exchange rate of 1,189.3 Won per U.S. Dollar during 1999. This exchange rate resulted in lower costs for overhead and labor in South Korea in 1998.

   Selling, General and Administrative. Selling, general and administrative expenses increased 40.8% to $21.2 million in 1999 compared to $15.1 million during 1998. As a percentage of sales, these expenses increased from 4.5% to 5.7% of sales during the same period. This increase was due to the additional expenses associated with hiring new personnel in the areas of administration, sales and marketing necessary to strengthen our worldwide infrastructure.

   Research and Development. Research and development expenses increased to $12.4 million in 1999 compared to $7.7 million in 1998. As a percentage of sales, these expenses increased to 3.3% of sales in 1999 as compared to 2.3% of sales in 1998. The increase in the level of research and development expenses was due to the establishment of a prototype development center in Santa Clara, California at the end of 1998. Expenses of the prototype development center increased by $1.7 million during 1999 over 1998.

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

   Change of Control Expense. As a result of the recapitalization, we were contractually required to make a one-time change of control payment to our unionized South Korean employees of approximately $11.8 million. The payment was recorded as an operating expense during the quarter ended September 30, 1999.

   Interest Income. For 1999, interest income increased to $2.8 million from $1.3 million for 1998. Most of the interest income was earned from cash invested in time deposits. During 1999, we maintained an average cash balance of $51.0 million. During 1998, we did not have a significant cash balance as substantially all cash was transferred to Hyundai, the then sole stockholder, at its request. ChipPAC was a wholly owned subsidiary at the time of the transfer. ChipPAC does not expect to maintain significant cash balances going forward.

   Interest Expense. Interest expense for 1999 increased 59.2% to $21.2 million from $13.3 million for 1998. This is primarily due to interest expense on the debt raised as part of the recapitalization.

   Foreign Currency (Gains) Losses. During 1998, we incurred a net non-cash foreign currency gain of $24.7 million, which arose from ChipPAC Korea's holding of U.S. Dollar-denominated liabilities in excess of U.S. Dollar monetary assets and from an appreciation in the value of the Won. During 1999, ChipPAC incurred a non-cash foreign currency gain of $1.2 million.

   Other Income (Expense). Other expense increased from $0.2 million in 1998 to income of $0.6 million in 1999. The increase in other income arose principally from an increase in the gains from the sale of excess production equipment and scrap material.

   Income Taxes. Income tax expense was $1.9 million in 1999 compared to $20.6 million expense for 1998. The effective tax rate was approximately negative 48.5% in 1999 versus the historic effective tax rate of approximately 38.9% in 1998. The effective tax rates during both periods were adversely affected by losses by our operations in China, for which no tax benefit was realized.

   Extraordinary Loss. We incurred an extraordinary loss of $1.4 million, net of tax benefit, related to the early retirement of debt upon the recapitalization of the company.

   Net Income (Loss). As a result of the items described above, we showed a net loss of $7.3 million for 1999 compared to net income of $32.3 million in 1998.

Liquidity and Capital Resources

   At September 30, 2001 we continued to have a borrowing capacity of $50.0 million for working capital and general corporate purposes under the revolving credit line portion of our senior credit facilities. The revolving credit line under our senior credit facilities matures on July 31, 2005.

   Our ongoing primary cash needs are for operations and equipment purchases. As of September 30, 2001, we had borrowings of $28.4 million on our revolving line of credit.

   We have spent $8.1 million on capital expenditures during the three months ended September 30, 2001. We spent $24.7 million in capital expenditures during the three months ended September 30, 2000. We anticipate spending $30.0 million in capital expenditures in 2002. We also have the ability to buy out our operating leases.

   Under the terms of the agreement relating to our acquisition of the Malaysian business, during the period from June 1, 2000 to June 30, 2003, Intersil is entitled to receive additional contingent incentive payments based upon the achievement of milestones relating to the transfer of business currently subcontracted by Intersil to a third party. In the event that Intersil were to achieve all the milestones, we would pay Intersil an additional sum of approximately $17.9 million in the aggregate. As of September 30, 2001, we have paid Intersil $4.7 million and accrued an additional $1.5 million of payments under this arrangement.

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   In June 2001, we issued $50.0 million of convertible subordinated notes and
$15.0 million of senior subordinated notes in a private placement. A majority of these funds were used to pay down our term loans and revolving loans. As of September 30, 2001, our debt consisted of $362.0 million of borrowings, which was comprised of $28.4 million of revolving loans, $118.6 million in term loans, $165.0 million of senior subordinated notes and $50.0 million of convertible subordinated notes.

   Our debt instruments require that we meet specified financial tests, including, without limitation, a maximum leverage ratio, a minimum interest coverage ratio, minimum fixed charge coverage ratio, a maximum senior leverage ratio and, for 2002 only, a minimum consolidated adjusted EBITDA amount. In conjunction with our $65.0 million private placement in June 2001, the lenders of our senior credit facilities amended the financial tests for the period July 1, 2001 through December 31, 2004. These debt instruments also contain covenants restricting our operations. There were no violations of these covenants through September 30, 2001.

   The weakness in demand in 2001 for packaging and test services has and is expected to continue to adversely affect our cash flow from operations. We believe that our existing cash balances, cash flows from operations, available equipment lease financing and available borrowings under our senior credit facilities provide sufficient cash resources to meet our projected operating and other cash requirements for the next twelve months.

Derivative Financial Instruments

   Since October 1998, we have entered into foreign forward contracts to mitigate the effect of foreign currency movements on the cost of materials and equipment. The contracts entered into require the purchase of South Korean Won or Japanese Yen, and the delivery of U.S. Dollars, and generally have maturities which do not exceed three months. Because the contracts entered into to date do not qualify as hedges under generally accepted accounting principles in the United States of America, the gains and losses from these contracts have been recorded as foreign currency gains and losses. We had no gain or loss in 2000 and a net loss of $0.8 million in 1999 arising from forward foreign currency contracts.

   As of September 30, 2001, we had no foreign currency contracts outstanding.

Recent Accounting Pronouncements

   In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 137 ("SFAS 137"), "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. We were required to adopt SFAS 133 in the first quarter of fiscal year 2001 and the impact of SFAS 133 had no material effect on our financial statements.

   In July 2001, FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The use of the pooling-of-interest method of accounting is no longer allowed. SFAS No. 142 requires that goodwill and other intangible assets will no longer be amortized but shall be reviewed and tested annually for impairment. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and early adoption is permitted for companies with a fiscal year beginning after March 15, 2001. We expect that the adoption of SFAS No.141 and 142 on January 1, 2002, will not have a material effect on its financial statements.

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   In October 2001, the Financial Accounting Standards Board ("FASB") issued
Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" and the accounting and reporting provision of Accounting Principles Board ("APB") No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets including amortizable intangibles and is effective for fiscal years beginning December 15, 2001 as well as interim periods within those fiscal years. SFAS No. 144 will address the impairment of goodwill and non-amortizable intangibles. We are currently reviewing this statement to determine its effect on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. We have no derivative financial instruments. We have long-term debt that carries fixed and variable interest rates. A fluctuation in interest rates of 1% would increase our annual interest charge by approximately $2.9 million. The exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, we negotiated with the large majority of our material and equipment suppliers to denominate purchase transactions in U.S. Dollars. Second, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of our South Korean and Chinese subsidiaries.

   For the nine months ended September 30, 2001, we generated approximately 10.7% of total revenues from international markets, primarily from customers in South Korea and France. For 2000, 1999, and 1998, we generated approximately 16.7%, 11.3%, and 7.2% of total revenues, respectively, from international markets, primarily from customers in South Korea and Japan. In addition, all of the facilities currently used to provide packaging services are located in China, Malaysia and South Korea.

   Moreover, many of our customers' operations are located in countries outside of the United States of America. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the United States of America particularly in China, Malaysia and South Korea. If future operations are negatively affected by these changes, sales or profits may suffer.

Investment Risk

   All of our investments are at fixed rates; therefore, the fair value of these instruments is affected by changes in market interest rates. We believe that the market risk arising from our holdings of investments is minimal as all of our investments mature within one year.

Foreign Currency Risk

   Based on the our overall currency rate exposure at December 31, 2000, a near term 10% appreciation or depreciation in the value of the U.S. dollar would have an insignificant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

   A portion of our costs is denominated in foreign currencies, like the Chinese Renminbi, the Malaysian Ringgit and the South Korean Won. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect the cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure that any hedging technique we implement will be effective. If it is not effective, we may experience reduced operating margins.

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                                   BUSINESS

Overview

   We are one of the world's largest independent providers of semiconductor packaging, test and distribution services. We offer one of the broadest portfolios of leaded and laminate packages for integrated circuits, including those used for power functions. We supply packaging solutions to the leading semiconductor companies that service the computing, communications and multi-application end markets. We are a leader in providing high end packaging solutions, including ball grid array packages, or BGA packages, the most advanced mass produced type of package. In addition to providing assembly and test services on a global basis, we are the largest semiconductor packaging and test service provider in mainland China. As consumers demand smaller electronic devices with more functionality, there is a greater requirement for power regulation and generation, which we expect to drive demand for our power packages. We are the leader in high-volume assembly, test and distribution of discrete and analog power packages. We also are one of the leading providers of advanced packaging products that address the needs of semiconductors used in wireless LAN and handset applications, including chip-scale, stacked die and flip-chip technologies.

   Our online design and characterization process, referred to as SmartDESIGN(TM), is a proprietary web-based design collaboration system that provides a higher rate of product qualification, improved technical performance and shorter time-to-market service for our customers. This system enables us to link to our customers via the Internet to perform package design, electrical, thermal and mechanical analysis and to model end system performance.

   Outsourcing of packaging and test services to independent packagers like ChipPAC continues to expand due to several factors, including time-to-market pressures, cost reduction, resource allocation, equipment utilization, the increased technological complexity of packaging and the growth of fabless semiconductor manufacturers. Historically, outsourced semiconductor manufacturing services have grown faster than the semiconductor market as a whole. Management believes that the lack of investments in assembly and test capacity by semiconductor manufacturers during the recent downturn in the semiconductor industry will position outsourced providers well to capture enhanced volume levels during the next upturn in the cycle. According to Electronic Trend Publications, outsourcing for high-end package solutions such as BGA and chip-scale packages, or CSP, is forecasted to grow at a compound annual rate of 38.8% from 2000 to 2005.

   The semiconductor industry has historically experienced volatility, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from a downturn, and we expect conditions to improve in 2002. This downturn has been the worst that we have experienced and has had a significant impact on our net sales and operating results.

   Our headquarters are located in Fremont, California and our manufacturing facilities are strategically located in China, Malaysia and South Korea to address the needs of our customers. We also have design centers in Arizona and South Korea to provide 24-hour support to our customers.

   The packaging and test industry is highly fragmented, and we compete against a number of established independent packaging houses and with the internal capabilities of many of our largest customers. We believe however, that the following business strengths differentiate us from our competitors:

  . High End Technology Expertise--We are one of the world's largest providers of outsourced BGA packages, which accounted for approximately 61.0% of our packaging revenues for the twelve months ended December 31, 2000, and 46.5% for the nine months ended September 30, 2001. Our BGA packages are used for most high-end applications such as providing non-microprocessor packaging requirements for computing and communications devices, including graphics for nVIDIA, personal computer chipset for Intel, CDMA chipsets for Qualcomm and flash for wireless handsets. Our advanced

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     package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in network servers and telecom switching devices, as well as multi-die packaging for digital signal processors, or DSPs, and other wireless chipsets. In addition, we have critical expertise for testing RF devices. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to drive the development of solutions for next generation semiconductor packages.

  . Leader in Growing Power Segment--We are the leader in high-volume semiconductor assembly and test services focused on discrete, analog, RF and mixed-signal technologies for power products. Power products manage the electricity requirements for multiple components, ensuring an accurate and efficient flow of voltage so electronic devices run longer and more efficiently. Our Malaysian business supports a number of the world's major power and analog semiconductor manufacturers, including Fairchild, NEC, Siliconix, STMicroelectronics and Vishay. As electronics become increasingly global, portable, complex and performance-driven, the demand for power regulation increases exponentially. A broad and fast-growing range of end markets, including portable devices, household appliances, automotive systems and telecommunications, will continue to drive power semiconductor usage and the demand for our power products.

  . Strategic Geographic Diversification--We are strategically located to take advantage of industry outsourcing trends. Cahners In-Stat predicts that within the next ten years, China will be the second largest market in the world for semiconductors. Our Shanghai facility, which was established in 1994, makes us the largest packaging and test provider in China, and we are the first independent provider of chip-scale BGA packages in that country. In addition, we provide local content for products sold into the Chinese market, including cellular telephones and portable devices where local content requirements are being driven by the Chinese government. Our high-volume packaging site for advanced BGA packages is in Ichon, South Korea which is significant for its proximity to semiconductor manufacturers entering the wafer foundry business, large semiconductor customers and an available pool of highly-skilled research and development and technical staff. Our Malaysian facility in Kuala Lumpur positions us to benefit from the growth in fabless manufacturing taking place in Southeast Asia. Our headquarters in Silicon Valley and state-of-the-art research and development facilities in California, Arizona and South Korea are located near our customers and provide us with the distinct ability to work closely with our customers in the design process and in supply chain management.

  . New and Diversifying Customer Base--We continue to diversify our customer base and end markets. In 2001, we provided services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000 and 16 in 2001, including Fairchild, Linfinity Microelectronics, Siliconix, STMicroelectronics, Texas Instruments and Vishay. In particular, we added eight new customers in the power semiconductor segments. Excluding the effect of our largest customer in the computing segment, the total revenues from the rest of our customer base grew at a compound rate of 36.9% from 1999 to 2001.

  . Long-Term Partnership with Key Customers--We received approximately 66.3% of our revenue for the nine months ended September 30, 2001 under long-term agreements. These agreements provide a competitive advantage during cycles as price incentives and volume terms ensure a leading outsourced position with that customer. We have entered into a supply agreement with Qualcomm under which we will provide packaging and test services for their CDMA chipsets and RF components. We have a supply agreement with Fairchild to supply discrete power products for silicon-based power devices for the computer, communications, industrial, automotive and space and defense end-user markets. We also have an agreement with Intersil to assemble and test its PRISM(R) wireless LAN chipsets as well as its other analog and mixed signal semiconductors. Lastly, we support LSI Logic's flip-chip technology through a license and supply agreement.

  . Among the Leaders in Growing Test Services--Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. This growth in outsourced testing is driven by the increasing demand for mixed-signal and

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     high performance logic devices that require greater capital expenditures on testing equipment. We have made significant capital expenditures on testing equipment that provides us with the capability to test mixed-signal, digital logic, memory, power and RF devices. By increasing our emphasis on our test business and adding capacity, we have significantly increased our test revenues over the most recent four quarters, and we expect this growth to continue. Our test business revenue grew to $45.5 million in 2001, an increase of $35.0 million from $10.5 million in 1999.

Business Strategy

   Our business strategy is to utilize our core strengths in manufacturing and our leadership in technology to take advantage of our outsourcing relationships with semiconductor manufacturers and fabless semiconductor manufacturers. To achieve these goals, we will:

  . continue to implement long term partnership agreements to further strengthen our technology partnerships with key blue chip customers and to expand our customer base;

  . expand our testing business to capitalize on the growing trend for outsourced testing services;

  . utilize our product breadth, technology and geographic locations to secure relationships with new and existing semiconductor foundries that are servicing the fabless semiconductor manufacturers;

  . pursue strategic acquisitions in the fragmented packaging and test industry, including acquisitions of facilities owned by semiconductor manufacturers; and

  . develop new packaging and testing technologies that will attract new customers and allow us to become early stage partners with our customers in new semiconductor designs.

Our Services

   We offer semiconductor packaging and test services to the semiconductor industry, with products and service offerings in communications, computing and multi-applications end markets. Approximately 90.8% and 9.2% of our revenues during 2000 and approximately 86.7% and 13.3% of our revenues during the nine months ended September 30, 2001 were derived from packaging and test services, respectively.

   Since customers require their suppliers to pass a lengthy and rigorous qualification process that can be costly to the customers, we believe they generally prefer to conduct business with a few suppliers. Because our services are considered part of the customer's manufacturing infrastructure, we must have dedicated resources and systems to provide flexible manufacturing, quick-turns and real-time information transfers.

  Packaging

   We have provided semiconductor packaging and test services since 1984, and offer a broad range of packaging formats for a wide variety of electronics applications. Based on the pro forma results for the acquisition of the Malaysian business, our two types of packaging services, leaded and substrate, or BGA, contributed approximately 38.4% and 53.6%, and 35.0% and 55.8% of revenue, respectively, for the years ended December 31, 1999 and 2000. Leaded and substrate contributed approximately 40.2% and 46.5%, respectively, of revenue for the nine months ended September 30, 2001.

   Leaded Packaging. Leaded packaging is the most widely used packaging type and is used in almost every electronics application, including automobiles, household appliances, desktop and notebook computers, and telecommunications. Leaded packages have been in existence since semiconductors were first produced. Leaded packages are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. With leaded packages, the die is attached to a leadframe (a flat lattice of wires). The die is then encapsulated in a plastic or ceramic package, with the ends of the leadframe wires protruding from the edges of the package to enable connection to a printed circuit board. This packaging type has

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evolved from packages designed to be plugged into a printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface-mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

   We offer a wide range of lead counts and body sizes within this packaging group to satisfy customer die size variations. Our traditional leaded packages are at least three millimeters in thickness and include PDIP, PLCC, and SOIC. Our advanced leaded packages are thinner than our traditional leaded packages, approximately 1.4 millimeters in thickness, and have a finer pitch because the leads are closer together, allowing for a higher pin count and greater functionality in a smaller package size. Our advanced leaded packages include LFCSP, MQFP, TQFP, iQUAD, TSSOP and SSOP. Our acquisition of the Malaysian business added power packages to our portfolio.

                            Leaded Package Profile




                                    [GRAPHIC]

                                GRAPHIC2 MOLDING      [PHOTO]

PHOTO2 CHIPPAC

   Power Packaging. Power semiconductors are used in a variety of end-markets, including telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. These fast-growing end markets increasingly depend upon power regulation in the trend toward smaller devices and longer operating times. Packaging manufacturers are left to contend with shrinking die geometries owing to continued emphasis upon greater mobility and portability. Power semiconductors typically involve higher current and voltage levels than IC's such as memory, logic and microprocessor devices. The high current involved with switching on/off high voltages and the phase control of AC signals results in considerable power dissipated internally that produces heat. Thus our power packages are designed in such a way as to conduct the resultant heat away from the chip as power is dissipated, preventing the power device from being destroyed.

   Power package assembly is quite different from non-power IC assembly as it often employs special solder alloys requiring different semiconductor bonding machines and heavy-duty machines. Higher current levels of power semiconductors likewise require larger diameter aluminum and gold wire than non-power IC's to carry the load. Our Malaysian facility maintains a vast array of these special machines needed for power semiconductor assembly and test. With a capacity of over 25 million units per week, we are the industry leader in power package assembly supporting a number of the world's major power semiconductor manufacturers, including Intersil, Fairchild, NEC, Siliconix, STMicroelectronics and Vishay, whose products are designed into power supplies, battery chargers, ignition modules, voltage regulators and motor controllers.

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                             Power Package Profile

   [PHOTO]

   PHOTO CHIPPAC

   BGA Packaging. Substrate packaging, or BGA, represents the newest and fastest growing area in the packaging industry and is used primarily in high-growth end markets, including computing platforms and networks, hand held consumer products including wireless communications devices, personal digital assistants and video cameras, and home electronic devices such as DVDs and home video game machines. BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors. As the number of leads surrounding the integrated circuit increased, high lead count packages experienced significant electrical shorting problems. The BGA methodology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA package, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a leadframe. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of metal balls that connect the packaged device to a printed circuit board. Benefits of BGA packaging over leaded packaging include:

  .  smaller size;

  .  greater pin count, or number of connections to the printed circuit board;

  .  greater reliability;

  .  better electrical signal integrity; and

  .  easier attachment to a printed circuit board.

   We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:

  . Standard BGA. Standard BGA packaging has a grid array of balls on the underside of the integrated circuit, and is used in high-performance applications, like personal computer chipsets, graphic controllers and DSPs. A standard BGA package generally has greater than 100 pins. Standard BGA packages have better thermal and electrical performance than leaded packages. They also feature more advanced surface mount technology, allowing for easier handling in the packaging process. Standard BGA packaging services accounted for all of our BGA packaging revenues in 1998. Standard BGA Packaging Services accounted for 93.5%, 79.3%, and 73.9% of our BGA Packaging revenues in 1999, 2000, and the nine months ended September 30, 2001, respectively.

  . Chip-Scale BGA. Chip-scale BGA packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and personal digital assistants, video cameras, digital cameras and pagers.

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   We are continually developing new BGA technologies and BGA packaging techniques. One of our research and development facilities is working to develop prototypes of flip-chip BGA packaging in which the silicon die is directly attached to the substrate using bumps or solder balls rather than wire bonds. This is expected to improve heat dissipation and the electrical performance of the chip. Flip-chip BGA technology can be used in a wide array of applications ranging from consumer products to highly sophisticated application specific integrated circuits, referred to as ASIC, microprocessors and memory packages. While we believe that flip-chip BGA represents the next generation of BGA packaging technology, we believe that standard BGA and chip-scale BGA packaging will experience long life cycles as have many of our leaded packaging solutions.

                              BGA Package Profile




                                    [GRAPHIC]

                                GRAPHIC MOLDING        [PHOTO]

PHOTO2 CHIPPAC

   The following chart summarizes the packaging services we offer. Packaging revenues are for the nine months ended September 30, 2001. The full names of each packaging type are provided in the Glossary accompanying our registration statement on Form S-1 (Registration Number 333-39428).

         Nine Months Ended
         September 30, 2001
       ---------------------
         Revenue
       ($ million) Percentage               Packaging Types                                 Application           Pin Count
       ----------- ---------- --------------------------------------------         ------------------------------ ---------
Leaded    $79.9       31.7%   Traditional:            PDIP, PLCC, SOIC, SOJ,       Telecommunications,              8-304
                                                      SSOP, SIP, DPAK and          automobiles, household
                                                      D/2/PAK, Power, Hermetic and appliances, and desktop and
                                                      Mov.                         notebook computers

          $21.3        8.5%   Advanced:               TQFP, TSOP, QFP,             Personal computers and          32-176
                                                      LQFP TSSOP, TO5,             telecommunications
                                                      iQUAD(TM) and MQFP

BGA       $86.7       34.4%   Standard BGA:           PBGA, M/2/BGA(TM),           Personal computer chipsets,     119-371
                                                      TBGA and EBGA                graphic controllers

          $30.2       12.0%   Chip-Scale BGA:         EconoCSP(TM), Micro BGA(TM), Wireless telephones, personal   36-280
                                                      M/2/CSP(TM) and FBGA-T       digital assistants, video
                                                                                   cameras and wireless pagers

          $0.1         0.1%   Flip-Chip BGA:          FlipPAC(TM) and FlipChipCSP  High-end network servers        36-1732
                                                                                   products, application specific
                                                                                   integrated circuits,
                                                                                   microprocessors and memory
                                                                                   packages

  Test Services

   We also provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. We operate 282 testers, and achieved 251% year-over-year growth in 2000. As of September 30, 2001, we operated 289 testers. The Malaysian business expanded our mixed-signal testers and provides us with critical expertise for testing RF devices, one of the fastest growth areas for test outsourcing.

   In order to test the capability of a semiconductor device, a semiconductor company will provide us with its proprietary test program and specify the test equipment to run that program. In the alternative, however, our customers may consign their test equipment to us. Our test operators place devices to be tested on a socketed, custom load board and insert the load board into the test equipment which then tests the devices using software programs developed and supplied by our customers. The cost of any specific test and the time, usually measured in seconds, to run a test vary depending on the complexity of the semiconductor device and the customer's test program.

   In addition to final test services, we also provide "burn in" test services. Through "burn in," a semiconductor is inserted into a socket and subjected to extreme hot and cold temperatures over a period of time. "Burn in" tests are typically conducted to determine overall reliability of a semiconductor under extreme conditions.

  Other Services

   We also provide a full range of other value-added services, including:

  . Design and Characterization Services. We offer design and characterization services at our Chandler, Arizona and Ichon, South Korea facilities. Our design engineers at these facilities select, design and develop the appropriate package, leadframe or substrate for that device by simulating the semiconductor's performance and end-use environment.

  . Dry Pack Services. In order to prevent the failure of any semiconductors due to exposure to moisture during shipping, we "dry pack" most of our packaged integrated circuits in specially sealed, environmentally secure containers.

  . Tape and Reel Services. Many electronic assembly lines utilize "tape and reel" methods in which semiconductors are attached to a tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism rather than on a tray, to facilitate the assembly process.

  . Drop Shipment. In order to enable semiconductor companies to improve their time-to-market and reduce supply chain and handling costs, we offer drop shipment services in which we ship packaged semiconductor devices directly to those companies that purchase devices from our customers.

  . Wafer Probe. We offer a wafer sort operation where an electrical test is performed on die while still in wafer form. This process establishes which die on each wafer are suitable to be assembled into a final package.

Customers

   In 2001, we provided packaging and test services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000 and 16 in 2001 including Fairchild, Linfinity Microelectronics, Siliconix, STMicroelectronics, Texas Instruments and Vishay. Our customers also include Agere Systems Inc., Atmel, IBM, Intel, Intersil, LSI Logic, nVIDIA, Qualcomm and Samsung Semiconductor. All of these customers are representative of our various services offered.

   For the nine months ended September 30, 2001, sales to our top five customers in the aggregate accounted for approximately 73.2% of total net revenues. During this same period, our three largest customers, Intersil,

Intel and LSI Logic, respectively, produced 21.2%, 18.8% and 14.5% of our sales revenues. During the years ended December 31, 2000 and 1999, approximately 71.5%, and 83.4%, respectively, of our revenues were derived from our top five customers. We anticipate that this customer concentration will decrease as we add new customers for which we have already become qualified and customers with which we are undergoing qualification.

   Our customers are located around the world, but principally in the United States, Asia and Europe. The following table details the percentage of total revenue we received from each of these principal geographic locations:


                                            Year Ended
                                           December 31, Nine Months Ended
                                           -----------    September 30,
                                           1999    2000       2001
                                           ----    ---- -----------------
        United States.....................  89%     83%         89%
        Asia..............................   9      14           8
        Europe............................   2       3           3
                                           ---     ---         ---
           Total.......................... 100%    100%        100%
                                           ===     ===         ===

   In general, our customers principally rely on at least two independent packagers. A packaging company must pass a lengthy and rigorous qualification process that can take a minimum of three months for a typical leaded package and can take more than six months for a typical BGA package and, in each case, can cost the customer approximately $0.25 million to $0.3 million. Once a primary packager has been selected, that packager gains insight into its customer's business operations and an understanding of its products as part of the overall working relationship. These factors, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, result in high switching costs for semiconductor companies, making them adverse to changing or adding additional suppliers. We have been successful in attracting new customers because we are one of a few independent packaging and test companies that offers packaging, test and distribution services for a full portfolio of packages.

Marketing, Sales and Customer Support

   We provide sales support to our customers through an international network of offices located in:

  .  the United States:

    .  Fremont, California (our worldwide headquarters),
    .  San Diego, California,
    .  Chandler, Arizona,
    .  Boston, Massachusetts,
    .  Dallas, Texas,
    .  Palm Bay, Florida,

  .  Kampen, The Netherlands,

  .  Tokyo, Japan,

  .  Shanghai, China,

  .  Ichon, South Korea,

  .  Singapore and

  .  Kuala Lumpur, Malaysia

   Our account managers, applications engineers, customer service representatives and sales support personnel form teams that focus on a specific customer or geographic region.

   As is industry practice, we operate with essentially no order backlog due to our quick cycle times. Customers deliver near-term forecasts and release production die to us in daily or weekly increments for packaging, test and distribution. These near-term forecasts guide us as to anticipated volumes, but provide no meaningful backlog statistics. Because substantially all of our materials inventory is purchased based on customer forecasts, we carry small quantities of inventory and we have relatively low finished goods inventory.

   Our marketing efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and PDA graphics, PC chipsets, wireless LAN, memory, storage and networking. We market our leadership in advanced packaging, test technology, and distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through the delivery of "white papers" at industry conferences, quarterly mailings of technical brochures and newsletters, advertisements in trade journals and our website.

Suppliers

   Our packaging operations depend upon obtaining adequate supplies of materials on a timely basis. The principal materials used in our packaging process are lead frames, rigid and flexible substrates, gold wire and molding compound. We purchase materials based on the demand forecasts of our customers. Our customers are responsible for the costs of any unique materials that we purchase but do not use, particularly those lead frames and substrates that are ordered on the basis of customer-supplied forecasts. We work closely with our primary materials suppliers to ensure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. We do not see the need for long-term supply contracts and therefore have no significant agreements with materials suppliers. The materials we procure are readily available and we are able to meet our production requirements from multiple sources through periodic negotiation and placement of written purchase orders. We combine our global requirements into centrally negotiated blank purchase orders to gain economies of scale in procurement and more significant volume discounts. Approximately 65% of our substrate costs in 2000 and approximately 82% of our substrate costs in the nine months ended September 30, 2001, were incurred from the purchase of materials from South Korea, with the balance coming primarily from Japan and Taiwan. We expect that in the next several years, an increasing portion of our materials will be supplied from sources in China, Taiwan, and Southeast Asia.

   Our packaging operations and expansion plans also depend on obtaining adequate quantities of equipment on a timely basis. To that end, we work closely with our major equipment suppliers to insure that equipment deliveries are on time and the equipment meets our stringent performance specifications.

Facilities

   Our operations are conducted through seven operating facilities. Our corporate headquarters are located in Fremont, California, and we provide all packaging, test and distribution services through facilities in Ichon and Chungju, South Korea, Shanghai, China and Kuala Lumpur, Malaysia. The Chungju facility provides electroplating services on leadframes from the Ichon facility. The Chungju facility was founded in 1983 and is both ISO-9002 and QS-9000 certified. The Ichon facility was founded in 1985 and is both ISO-9002 and QS-9000 certified. The Shanghai facility was founded in 1994 and is also ISO-9002 certified and QS-9000 certified. The Kuala Lumpur facility is ISO-9002, QS-9000 and ISO-14001 certified.

   The following chart summarizes the information about our facilities:

                                                                          Principal Packaging or Service
Facility Location      Leased/Owned Sq. Ft.      Functions/Services        Provided or Being Developed
-----------------      ------------ ------- ----------------------------- ------------------------------
Fremont, California     Leased       56,320 Executive Offices,              Sales, Marketing,
                                            Research and Development,       Administration and
                                            Sales, Marketing and            Design Review Services
                                            Administration

Pleasanton, California  Leased        1,800 Sales, Marketing and            Sales, Marketing and
                                            Administration                  Administration Services

Chandler, Arizona       Leased        5,000 Research and Development,       Design and
                                            Sales and Marketing             Characterization Services

Shanghai, China         Owned (1)   442,000 Packaging and Test Services,    Leaded IC, Chip-Scale
                                            Warehousing Services            Packaging, Test and
                                                                            Distribution Services

Ichon, South Korea      Leased      474,000 Packaging and Test Services,    Advanced Leaded, BGA
                                            Research and Development,       Packaging, Chip-Scale,
                                            Warehousing Services            Test and Distribution
                                                                            Services

Chungju, South Korea    Leased      129,000 Electroplating Leadframes for   Electroplated Leadframes
                                            Ichon, South Korea

Kuala Lumpur, Malaysia  Owned (1)   524,000 Packaging and Test Services,    Discrete Power, Leaded
                                            Warehousing Services            IC, Test and Distribution
                                                                            Services

--------
(1) Building and improvements are owned by ChipPAC but upon the termination of the existing long-term lease revert to the lessor.

Competition

   The packaging and test industry is highly fragmented. Our principal competitors and their primary locations are as follows:

  .  Advanced Semiconductor Engineering, Inc.--Taiwan

  .  Amkor Technology, Inc.--South Korea and the Philippines

  .  ASAT, Ltd.--Hong Kong

  .  ASE Test Limited--Taiwan and Malaysia

  .  Shinko Electric Industries Co., Ltd.--Japan

  .  Siliconware Precision Industries Co., Ltd.--Taiwan

  .  ST Assembly Test Services Limited--Singapore

   Amkor Technology is our main competitor. Other than Amkor, the listed companies only compete with us in some package types or for some test services. Each of these companies has significant packaging capacity, financial resources, research and development operations, marketing and other capabilities, and has some degree of operating experience. These companies also have established relationships with many large semiconductor companies which are current or potential customers of ours. We also compete with the internal packaging and testing capabilities of many of our largest customers. We believe the principal elements of competition in the independent semiconductor packaging market include time-to-market, breadth of packaging services, technical competence, design services, quality, yield, customer service and price. We believe that we generally compete favorably in these areas.

   Due in significant part to the lengthy and costly process of qualifying a supplier, most semiconductor manufacturers generally have two or more sources of packaging services.

Research and Development

   Our research and development efforts are focused on developing new packages, assembly and test technologies and on improving the efficiency and capabilities of our existing packaging and test services. Technology development is a basic competence of ChipPAC and a key competitive factor in the packaging industry. We have invested considerable resources and we are among the leaders in new product and technology development. During the past two years, we have introduced the following new package families:

  .  FlipChipCSP

  .  EconoCSP/TM/

  .  M/2/CSP/TM/

  .  MicroBGA

  .  LFCSP/TM/

  .  EconoLGA/TM/

  .  M/2/BGA/TM/

  .  FlipPAC/TM/

  .  TBGA-I

  .  TBGA-II

  .  TEBGA

   Materials engineering plays a critical role in advanced packaging and has enabled us to develop environmentally friendly lead free and halogen free packaging already required by several of our customers.

   We have established three design centers where new packages are designed and fully characterized for performance and tested both for package and system level reliability to meet end customer needs.

   As of September 30, 2001, we employed approximately 113 full-time research and development personnel. During 2000 and 1999, we spent approximately $12.0 and $12.4 million, respectively, on research and development. We spent $10.7 million on research and development during the nine months ended September 30, 2001.

Employees

   As of December 31, 2001, we employed 5,445 full-time employees, of whom approximately 109 were employed in research, and development, 5,039 in packaging and test services and 297 in marketing, sales, customer service and administration.

   Approximately 1,400 of our employees at our South Korean facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is effective to May 1, 2003 and the wage agreement is effective to May 1, 2002. We believe that we have good relationships with our employees and unions.

Intellectual Property

   Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other non-patented, confidential technologies, which we either own or license from third parties. We have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. Under the patent and technology license agreement that we entered into with Hynix Semiconductor, which we refer to as the Hynix Semiconductor License, we obtained a non-exclusive license to use intellectual property in connection with our packaging activities.

   Following expiration of its initial term on December 31, 2003, the Hynix Semiconductor License may be extended by us from year to year upon payment of a nominal annual license fee. Hyundai Electronics may terminate the Hynix Semiconductor License prior to December 31, 2003 if we breach the Hynix Semiconductor License and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event, or if a force majeure event prevents performance of the agreement.

   We have entered into a License Agreement with Tessera, Inc. which we refer to as the Tessera License, under which we have obtained a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages, most significantly its mBGA(TM), or MicroBGA, packages. The Tessera License will run until the expiration of the last Tessera patent licensed under the Tessera License. Accordingly, the expiration of the Tessera License will not occur until sometime after February, 2018, which is the earliest date that all patents licensed under the Tessera License may expire.

   In connection with our recapitalization, we obtained a non-exclusive sublicense from Hynix Semiconductor under patents owned by Motorola for use in connection with our BGA packaging process. The initial term of our sublicense under the Motorola patents will expire on December 31, 2002. This sublicense requires Hynix Semiconductor to use commercially reasonable efforts to extend or renew its license from Motorola prior to its expiration on December 31, 2002 and obtain from Motorola the right to grant us a sublicense on the same terms and conditions as those of any extended or renewed license.

   We have entered into two license agreements with LSI Logic. Under the first license, which we refer to as the LSI flip-chip license, we have received a worldwide, non-exclusive, royalty-bearing license to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls. Our rights under the LSI flip-chip license will become perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. LSI Logic may terminate the LSI flip-chip license if, before our rights have become perpetual and irrevocable, we breach the LSI flip-chip license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

   Our second license from LSI Logic, which we refer to as the LSI CSP license, grants us a worldwide, non-exclusive license under LSI packaging technology and technical information to manufacture, use and sell semiconductor device assemblies having an overall height of less than 1.2 millimeter. Our rights under the LSI CSP license are perpetual but LSI Logic may terminate the LSI CSP license if we breach the LSI CSP license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

   In connection with our acquisition of the Malaysian business, we acquired ownership of all Intersil patents, technical information and copyrights used exclusively in or associated exclusively with the Malaysian business and, additionally, Intersil granted us a worldwide, non-exclusive, royalty-free license under other Intersil patents, copyrights and technical information which are also used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable.

   Our primary registered trademark and trade name is "ChipPAC(R)." We own or are licensed to use other secondary trademarks.

                                  MANAGEMENT

   The following table provides information about our directors and senior management as of December 31, 2001.

Name                     Age                              Position
----                     ---                              --------
Dennis P. McKenna....... 52  Chairman of the Board, President and Chief Executive Officer

Richard M. Freeman...... 52  Senior Vice President and Chief Operating Officer

Robert Krakauer......... 35  Senior Vice President and Chief Financial Officer

Patricia H. McCall...... 47  Senior Vice President Administration, General Counsel and Secretary

Marcos Karnezos......... 57  Vice President, Technology

Jeffrey Braden.......... 49  Vice President, Product Line Management

S.W. Woo................ 44  President, ChipPAC Assembly and Test (Shanghai) Company Ltd.

B.K. Sohn............... 54  President, ChipPAC Korea Company, Ltd.

C.B. Teh................ 54  President, ChipPAC (Malaysia) Sdn. Bhd.

Edward Conard........... 45  Director

Michael A. Delaney...... 47  Director

Marshall Haines......... 34  Director

Chong Sup Park.......... 54  Director

Paul C. Schorr, IV...... 34  Director

   Dennis P. McKenna has been Chairman of the Board of directors since April 2001 and President and Chief Executive officer since October 1997, when ChipPAC was incorporated. From October 1995 to October 1997, he served as Senior Vice President of the Components group for Hyundai Electronics, and from January 1993 to October 1995 was Vice President and General Manager of Hyundai's Semiconductor Group.

   Richard M. Freeman has been Senior Vice President and Chief Operating Officer since November 2000. Mr. Freeman served as Senior Vice President of Manufacturing for Cypress Semiconductor from April 1999 to November 2000. Prior to joining Cypress, from 1974 he was at National Semiconductor Corporation, most recently as Vice President of Worldwide Wafer Fabs.

   Robert Krakauer has been Senior Vice President and Chief Financial Officer since November 1999. Mr. Krakauer served as Vice President, Finance and Chief Financial Officer at Allied Signal Electronic Materials from May 1998 to November 1999. From June 1996 to May 1998, he was Corporate Controller at Altera Corporation, and from June 1993 to June 1996, he was Vice President, Finance and Chief Financial Officer at Alphatec Electronics, USA.

   Patricia H. McCall has been Senior Vice President Administration, General Counsel and Secretary since November 2000. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel. Prior to that, she was a partner at the law firm of Pillsbury, Madison & Sutro, and a Barrister in England.

   Marcos Karnezos has been Vice President, Technology since October 1998. Dr. Karnezos served as Vice President Technology at Signetics KP from December 1996 to October 1998. From November 1992 to December 1996, he was Vice President at ASAT, Ltd.

   Jeffrey Braden has been Vice President, Product Line Management since February 2001. Prior to that, he was named Vice President Assembly, Leadframes in September 2000 and started with ChipPAC in June 1999 as the Business Director, Leadframe Products. Mr. Braden served as Vice President and General Manager at Olin Interconnect Technologies from 1993 to 1998.

   S.W. Woo was appointed as President, ChipPAC Assembly and Test (Shanghai) Company Ltd. in July 2001. Before joining ChipPAC, Mr. Woo was the Vice President, Operations with Advanced Interconnect Technologies from 2000 to 2001. Prior to that position, he was elected to the Directorship of Hana Technologies Ltd (Hong Kong). While the company was known as Hana Technologies Ltd., Mr. Woo held the positions of Vice President, Corporate Engineering from 1996 to 1999.

   B.K. Sohn joined ChipPAC Korea Company, Ltd. in January 2000 as Executive Vice President, Manufacturing/Operations and has been its President since January 2001. Prior to joining ChipPAC Korea, from 1973 to 1999, Mr. Sohn worked for Anam Semiconductor, Inc. most recently as Corporate Vice President, QR&E Division.

   C.B. Teh joined us in June 2000 as President, ChipPAC (Malaysia) Sdn. Bhd. upon the consummation of the acquisition of the Malaysian business. He served as the Vice President, Manufacturing of Intersil Technology Sdn. Bhd. from January 1997 to June 2000. Prior to this he was the Director Manufacturing at Intersil Technology from January 1991 to December 1996. From September 1987 to December 1990, he served as Director Manufacturing for General Electronic/Harris Semiconductor in Singapore. From January 1981 to August 1987, he was the Manufacturing Operations Manager for RCA in Kuala Lumpur.

   Edward Conard has been Managing Director of Bain Capital, Inc. since 1993. Mr. Conard is a director of Waters Corporation, Dynamic Details, Inc., Medical Specialties Group, Inc., Alliance Commercial Laundries, Inc., U.S. Synthetics, Inc. and Broder Brothers Inc.

   Michael A. Delaney has been Managing Director of Citicorp Venture Capital, Ltd. since 1995 and a Vice President for more than the past five years. Mr. Delaney is Vice President and Managing Director of Court Square. Mr. Delaney is a director of JAC Holdings, SC Processing, Inc., Delco Remy International, Inc., MSX International, Inc., Trianon Corp., Strategic Industries Inc., Great Lakes Dredge & Dock Corporation, GVC Holdings and International Knife and Saw Inc.

   Marshall Haines has been Principal of Bain Capital since 2000. Mr. Haines joined Bain Capital in 1993 as an associate. Mr. Haines is a director of TravelCLICK, Inc.

   Chong Sup Park has been Chairman and Chief Executive Officer of Hynix Semiconductor, Inc. (formerly Hyundai Electronics Industries Co. Ltd.) since April 2000. Dr. Park joined Hyundai Electronics in 1983, and served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman since November 1999. From February 1995 to September 1996, he was President and Chief Executive Officer of Maxtor Corporation. Dr. Park is a director of Maxtor Corporation, Dot Hill Systems Corporation and Viador, Inc.

   Paul C. Schorr, IV has been Managing Director of Citicorp Venture Capital, Ltd. since January 2000. Mr. Schorr joined Citicorp Venture Capital in 1996. From 1993 to 1996, he was an associate and then an engagement manager with McKinsey & Company, Inc. Mr. Schorr is a director of KEMET Corporation, Fairchild Semiconductor International, Inc., Paper-Pak Products, Inc. and AMI Semiconductor.

                            PRINCIPAL STOCKHOLDERS

   The following table provides information with respect to the beneficial ownership of our Class A common stock, as of January 15, 2002 by:

     . each person or group of affiliated persons who is known by us to own beneficially more than 5% of our Class A common stock;

     . each of our directors;

     . each of our five named executives (our chief executive officer and our four other highest paid executive officers in 2001); and

     . all six directors and five named executives (one of whom, Dennis P.
       McKenna, is also a director) as a group.

   The table includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes: (a) shares of Class A common stock that are subject to options held by that person that are currently exercisable within 60 days of January 15, 2002 and (b) shares of Class A common stock that are subject to repurchase but vest within 60 days of January 15, 2002.

   These shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. These shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

   The percentage of shares outstanding owned by each stockholder prior to the offering is calculated based on 69,403,370 shares outstanding as of December 31, 2001. The percentage of shares outstanding owned by each stockholder after the offering is based on 79,403,370 shares outstanding.

                                                                          Shares Beneficially Owned
                                                                        ----------------------------
                                                                                     Percentage of
                                                                                   Shares Outstanding
                                                                                   -----------------
                                                                                              After
                                                                        Number of  Prior to    the
Name and Address                                                         Shares    Offering  Offering
----------------                                                        ---------- --------  --------
Principal Stockholders:
Bain Capital Funds (1)................................................. 21,387,396   30.8%     26.9%
  c/o Bain Capital, Inc. Two Copley Place Boston, Massachusetts 02116
Citicorp Venture Capital, Ltd. (2)..................................... 23,849,397   34.4      30.0
  399 Park Avenue New York, NY 10043
Hynix Semiconductor America (formerly Hyundai Electronics America).....  4,655,118    6.7       5.9
  3101 North First Street San Jose, California 95134

Directors and Named Executives:
Dennis P. McKenna......................................................    680,244      *         *
Richard Freeman........................................................     83,856      *         *
Robert Krakauer........................................................    351,519      *         *
Patricia H. McCall.....................................................     34,119      *         *
Gregory S. Bronzovic...................................................     46,009                *
Edward Conard (3)...................................................... 21,387,396   30.8      26.9
Michael A. Delaney (4)................................................. 16,232,725   23.4      20.4
Marshall Haines (5).................................................... 21,387,396   30.8      26.9
Chong Sup Park.........................................................     11,465      *         *
Paul C. Schorr, IV (6)................................................. 16,000,243   23.1      20.1
All directors and executive officers as a group (10 persons)........... 38,820,729   55.9      48.9

--------
 * Less than one percent.

(1) Includes: (a) 16,303,749 shares of Class A common stock owned by Bain Capital Fund VI, L.P., whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is Bain Capital Investors, LLC, a Delaware limited liability company wholly owned by W. Mitt Romney; (b) 2,181,587 shares of Class A common stock owned by BCIP Associates II, whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company wholly owned by W. Mitt Romney; (c) 398,580 shares of Class A common stock owned by BCIP Associates II-B, whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company wholly owned by W. Mitt Romney; (d) 757,406 shares of Class A common stock owned by BCIP Trust Associates II, L.P., whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company wholly owned by W. Mitt Romney; (e) 195,878 shares of Class A common stock owned by BCIP Trust Associates II-B, whose managing general partner is Bain Investors, LLC, a Delaware limited liability company wholly owned by W. Mitt Romney; (f) 847,004 shares of Class A common stock owned by BCIP Associates II-C, whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company wholly owned by W. Mitt Romney; (g) 54,346 shares of Class A common stock owned by PEP Investments Pty, Ltd., whose controlling persons are Timothy J. Sims, Richard J. Gardell, Simon D. Pillar and Paul J. McCullagh; (h) 465,512 shares of Class A common stock owned by Sankaty High Yield Asset Partners, L.P., whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose managing member is Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation wholly owned by W. Mitt Romney; and (i) 183,334 shares of Class A common stock owned by Bain Capital, L.L.C.

(2) The information concerning shares owned has been derived from a Schedule 13D dated June 20, 2001, filed jointly by Citicorp Mezzanine III, L.P., Citicorp Capital Investors, Limited, Citicorp Venture Capital, Ltd., Citibank, N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc. some of which have shared voting and dispositive powers as to the shares of Class A common stock owned by Citicorp Venture Capital, Ltd. Includes 16,000,243 shares owned by Citicorp Venture Capital, Ltd., 2,823,573 shares of Class A common stock held by an affiliate of Citicorp Venture Capital, Ltd. for which Citicorp Venture Capital, Ltd. disclaims beneficial ownership, 5,020,081 shares of Class A common stock issuable upon the exercise of our 8% convertible subordinated debentures due 2011 and held by Citicorp Mezzanine III, L.P. for which Citicorp Venture Capital, Ltd. disclaims beneficial interest and 5,500 shares of Class A common stock held by a wholly-owned subsidiary of Citigroup Inc. for which Citicorp Venture Capital, Ltd. disclaims beneficial interest.

(3) Mr. Conard is a limited partner of Bain Capital Partners VI, L.P., which is the general partner of Bain Capital Fund VI, L.P. In addition, Mr. Conard is a general partner of BCIP Associates II and BCIP Trust Associates II, L.P. In such capacities, Mr. Conard has a pecuniary interest in certain of the shares held by the Bain Capital Funds. Mr. Conard's address is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

(4) Includes 16,000,243 shares owned by Citicorp Venture Capital, Ltd. Mr. Delaney is a Managing Director of Citicorp Venture Capital, Ltd. Accordingly, Mr. Delaney may be deemed to beneficially own the shares held by Citicorp Venture Capital, Ltd. Mr. Delaney disclaims beneficial ownership of all shares held by Citicorp Venture Capital, Ltd. Mr. Delaney's address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.

(5) Mr. Haines is a general partner of BCIP Associates II-B, and BCIP Trust Associates II-B and in such capacity has a pecuniary interest in certain shares held by these funds. Mr. Haines' address is c/o Bain Capital, Inc., 600 Montgomery Street, 33rd Floor, San Francisco, California 94111.

(6) Includes 16,000,243 shares owned by Citicorp Venture Capital, Ltd. Mr. Schorr is a Managing Director of Citicorp Venture Capital, Ltd. Accordingly, Mr. Schorr may be deemed to beneficially own the shares held by Citicorp Venture Capital, Ltd. Mr. Schorr disclaims beneficial ownership of all shares held by Citicorp Venture Capital, Ltd. Mr. Schorr's address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.

                         DESCRIPTION OF CAPITAL STOCK

General Matters

   The total amount of our authorized capital stock consists of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class B common stock. As of December 31, 2001, we had 69,403,370 shares of Class A common stock and no shares of Class B common stock outstanding. Also as of December 31, 2001, we had 97 stockholders of record of our Class A common stock. After giving effect to this offering we expect to have 79,403,370 shares of Class A common stock outstanding, assuming that the underwriters do not exercise their over-allotment option. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our by-laws, which are included as exhibits to documents which are incorporated by reference into this prospectus, and by the provisions of applicable law. We urge you to read our certificate of incorporation and by-laws because they, and not this description, will define your rights as a holder of the Class A common stock. You may request copies of these documents at our address provided under "Where You Can Find More Information."

   The certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless the takeover or change in control is approved by our board of directors.

Class A Common Stock

   Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of Class A common stock are entitled to receive dividends out of assets legally available therefor at that time and in amounts as the board of directors may from time to time determine. Holders of Class A common stock have no preemptive or subscription rights to purchase any of our securities. A holder of Class A common stock will, at its option, be able to convert its shares of Class A common stock into shares of Class B common stock on a share-for-share basis at any time. Upon liquidation, dissolution or winding up of ChipPAC, the holders of Class A common stock are entitled to receive pro rata, together with holders of our Class B common stock, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of Class A common stock and the holders of Class A convertible preferred stock vote together as a single class on all matters submitted to a vote of stockholders.

   Our Class A common stock is listed on the Nasdaq National Market under the symbol "CHPC."

Class B Common Stock

   We have authorized 250,000,000 shares of class of Class B common stock. The holders of Class B common stock are entitled to the same rights, privileges, benefits and notices as the holders of Class A common stock, except that the holders of Class B common stock are:

  .  not entitled to vote, except as required by law; and

  . able to convert their shares into Class A common stock on a share-for-share basis at any time.

Preferred Stock

   Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon completion of this offering and after the application of the net proceeds from this offering, there will be no shares of preferred stock outstanding.

Other Provisions of the Certificate of Incorporation and By-laws

   The certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of stockholders can only be called through a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

   The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary written notice no later than 60 days and no more than 90 days before the meeting, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of ChipPAC.

   Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless the amendment or change has been approved by a majority of the directors not affiliated or associated with any person or entity holding 20% or more of the voting power of our outstanding capital stock, other than the funds affiliated with Bain Capital and Citicorp Venture Capital, Ltd. and their affiliates. This requirement of a super-majority vote to approve amendments to the certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any amendments.

Provisions of Delaware Law Governing Business Combinations

   We are not subject to the provisions of Section 203 of the General Corporation Law of Delaware regulating takeovers. Section 203 generally makes it more difficult for a third party to take control of a company by prohibiting a third party owning more than 15% of the company's stock from entering into transactions with the company unless the board of directors or stockholders unaffiliated with the third party approve either the third party or the transaction at issue, before the third party becomes a 15% owner or the third party acquires at least 85% of the company's stock.

Limitations on Liability and Indemnification of Officers and Directors

   The certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

Registration Rights

   Our company, Bain Capital, Inc. and Citicorp Venture Capital, Ltd. and their affiliates, Hynix Semiconductor, Inc., Intersil Corporation and Qualcomm Corporation have entered into registration agreements which provides for "demand" registration rights to cause us to register under the Securities Act all or part of the shares of our stock held by them, as well as "piggyback" registration rights. Currently, approximately 46,463,489 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. We believe that all of the other shares of our Class A common stock are freely tradable. Specifically, the registration agreement provides that:

  . the holders of a majority of our registrable securities originally held by Bain Capital and Citicorp Venture Capital and their affiliates may require us, at our expense, to register any or all of the stock held by them on a "long-form" registration statement or, if available, a "short-form" registration statement;

  . with specified exceptions, (a) at any time, the holders of a majority of the registrable securities held by Hynix Semiconductor may require one "long form" or "short form" registration at our expense and (b) before August 14, 2007, the holders of a majority of the registrable securities held by Qualcomm may also require one "long form" or "short form" registration at our expense; and

  . all holders of registrable securities may request that their eligible stock be included whenever we register any of our securities under the Securities Act with specified exceptions.

   In connection with those registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act.

Transfer Agent and Registrar

   The transfer agent and registrar for our Class A common stock is U.S. Bank, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

   We can make no predictions as to the effect, if any, that sales of shares in this offering or the availability of the shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Class A common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

   Upon completion of this offering, we will have approximately 79,403,370 shares of Class A common stock outstanding. In addition, of the approximately 7,352,000 shares of Class A common stock issuable upon the exercise of stock options outstanding, approximately 898,584 will be exercisable immediately after this offering. The public market for our Class A common stock includes 11,500,000 shares of our Class A common stock that we sold in our initial public offering and, after giving effect to this offering, will include an additional 10,000,000 shares of Class A common stock, assuming that the underwriters do not exercise their over-allotment option. An aggregate of approximately 50,476,296 shares of Class A common stock held by our existing stockholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144 promulgated under the Securities Act, and may not be resold in the absence of registration under the Securities Act or under an exemption from registration under the Securities Act, including among others, the exemptions provided by Rule 144. Of the total number of shares that are restricted securities, approximately 46,416,214 are held by our affiliates and approximately 46,463,489 are held by shareholders who have registration rights.

   In general, under Rule 144 as currently in effect, the holders of the restricted securities, including an "affiliate," is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale. The holder may only sell those shares through "brokers' transactions" or in transactions directly with a "market maker," as those terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of those sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities subject to the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of those restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

Options

   Shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

   Our officers and directors, and various other holders of our Class A common stock have agreed that they will not, except in limited circumstances, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any aforementioned transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

Registration Agreement

   Some of our stockholders existing prior to our initial public offering are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act all or part of their shares of our Class A common stock, as well as piggyback registration rights. Currently, approximately 46,463,489 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. In connection with those registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act. All of our stockholders who have piggy-back registration rights have waived those rights and will not sell any shares in connection with this offering. See "Description of Capital Stock--Registration Rights."

                   MATERIAL UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

   The following is a general discussion of the material United States federal income and estate tax consequences as of the date of this prospectus of the ownership and disposition of our common stock applicable to Non-United States Holders of our common stock. A "Non-United States Holder" is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term "United States person" means: (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;
(iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a Non-United States Holder is a partner of a partnership holding our common stock, such Non-United States Holder should consult its tax advisor.

   This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of a Non-United States Holder's particular facts and circumstances, including being a U.S. expatriate, the tax consequences for the stockholders or beneficiaries of a Non-United States Holder, special tax rules that may apply to some Non-United States Holders, including banks, tax-exempt organizations, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction," and, further, does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. This summary only addresses investors who purchase our common stock pursuant to this offering and who hold such common stock as a capital asset. Furthermore, the following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations of the Internal Revenue Code, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect.

   We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

Dividends

   We have never paid, and do not anticipate that we will pay, cash dividends on our common stock. Should we ever pay a cash dividend, any dividend paid to a Non-United States Holder of common stock generally would be subject to United States withholding tax at the then-effective U.S. withholding tax rate, currently 30% of the gross amount of the dividend, or a lower rate as may be specified by an applicable tax treaty (provided appropriate certification requirements are complied with in order to claim such lower rate). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by that Non-United States Holder or, if a tax treaty applies, attributable to a permanent establishment or a "fixed base" in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, would be exempt from the withholding tax, provided that Non-United States Holder complies with applicable certification and disclosure requirements. However, any U.S. trade or business income, net of deductions and credits, would be taxed at the same graduated U.S. federal income tax rates that apply to United States persons. Any U.S. trade or business income received by a Non-United States Holder that is a corporation may also, under some circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

   Dividends may be subject to backup withholding at the rate of 30% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount unless the Non-United States Holder certifies to required information or otherwise establishes an exemption as specified in United States Treasury Regulations applicable to withholding and information reporting. Backup withholding, if applied, is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

   Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make those reports available to tax authorities in the recipient's country of residence. Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on dividends paid on our common stock and their qualification, if any, for an exemption from backup withholding.

Gain on Disposition of Common Stock

   A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of its common stock unless: (i) that gain is U.S. trade or business income referred to above under "Dividends", in which case all or a portion of that gain will be subject to regular graduated U.S. federal income tax rates, and, in the case of a corporate Non-United States Holder, may also be subject to the branch profits tax at the rate of 30% or lower treaty rate, if applicable, (ii) the Non-United States Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or (iii) we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or that Non-United States Holder's holding period of its common stock. We have determined that we are not and do not believe that we are likely to become a "United States real property holding corporation" for United States federal income tax purposes. However, no assurance can be provided that we will not become a United States real property holding corporation. If we were to become a United States real property holding corporation, gains realized by a Non-United States Holder which did not directly or indirectly own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or that Holder's holding period generally would not be subject to United Stated federal income tax as a result of the status of our company as a United States real property holding corporation, provided that our common stock was regularly traded on an established securities market.

   The payment of the proceeds of a sale of common stock to or through the United States office of a broker is currently subject to both information reporting and backup withholding at the rate of 30% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount unless the Non-United States Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of proceeds of a disposition by a Non-United States Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, those payments will be subject to information reporting if the broker has certain connections to the U.S., unless certain other conditions are met or the Non-United States Holder establishes an exemption as specified in the United States Treasury Regulations regarding withholding and information reporting.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the U.S. federal income tax liability of the Non-United States Holder, if any, provided the required information is furnished to the IRS.

   Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on a sale of their common stock and their qualification, if any, for an exemption from backup withholding.

Estate Tax

   Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in that individual's estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore, may be subject to United States federal estate tax.

   The foregoing discussion is a general summary of the principal United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by Non-United States Holders and does not address all the tax consequences that may be relevant to Non-United States Holders in their particular circumstances. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences to them in their particular circumstances of the ownership and disposition of our common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement, dated January 24, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of Class A common stock:

                                                                                 Number of
        Underwriter                                                               Shares
        -----------                                                              ----------
Credit Suisse First Boston Corporation..........................................  4,317,325
Merrill Lynch, Pierce, Fenner & Smith Incorporated..............................  3,357,923
Thomas Weisel Partners LLC......................................................  1,918,813
Bear, Stearns & Co. Inc.........................................................     94,063
Crowell, Weedon & Co............................................................     41,250
Invemed Associates LLC..........................................................     94,063
Sanders Morris Harris...........................................................     41,250
SoundView Technology Corporation................................................     94,063
Wedbush Morgan Securities Inc...................................................     41,250
                                                                                 ----------
   Total........................................................................ 10,000,000
                                                                                 ==========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Class A common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

   The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus, and to selling group members at that price less a concession of $0.189 per share. The underwriters and selling group members may allow a discount of $0.100 per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we will pay:

                                                 Per Share                     Total
                                        ---------------------------- -------------------------
                                                                      Without
                                        Without Over-      With        Over-         With
                                          Allotment   Over-Allotment Allotment  Over-Allotment
                                        ------------- -------------- ---------- --------------
Underwriting Discounts and Commissions
  paid by us...........................    $0.315         $0.315     $3,150,000   $3,622,500
Expenses payable by us.................    $0.049         $0.043      $490,000     $490,000

   The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. A qualified independent underwriter is not required to price the Class A common stock being offered, since a bona fide public market already exists for our Class A common stock (pursuant to Rule 2720(c)(3)(B) of the Conduct Rules of the NASD).


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

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   Our officers and directors, and various other holders of our Class A common stock have agreed that they will not, except in limited circumstances, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any aforementioned transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

   Our Class A common stock is listed on The Nasdaq Stock Market's National Market under the symbol "CHPC."

   Credit Suisse First Boston, New York branch, an affiliate of Credit Suisse First Boston Corporation, is a lender and the administrative agent under our senior credit facilities. An affiliate of Credit Suisse First Boston Corporation owns 235,083 shares of our Class A common stock. Certain funds affiliated with Merrill Lynch, Pierce, Fenner & Smith Incorporated are also lenders under our senior credit facilities.

   Several of the underwriters and their affiliates have provided and will continue to provide investment banking and other financial services, including the provision of credit facilities and financial advisory services for us and certain of our affiliates in the ordinary course of business for which they have received and will receive customary compensation.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member. Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Some of the legal matters in connection with the validity of the Class A common stock will be passed upon for ChipPAC by Kirkland & Ellis, Los Angeles, California. Partners of Kirkland & Ellis are partners in Randolph Street Partners, which acquired less than 1.0% of our Class A common stock in connection with the closing of our 1999 recapitalization. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York. Kirkland & Ellis has, from time to time, represented, and may continue to represent, some of the underwriters and some of their affiliates in connection with various legal matters, and Bain Capital and some of its affiliates (including the Company and our direct and indirect subsidiaries) in connection with various legal matters.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at:

  .  Room 1024, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549;
     and

  .  Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511.

   You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

                          INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until our offering is complete. The documents we incorporate by reference are:

  . Our Annual Report on Form 10-K for the year ended December 31, 2000 filed on April 2, 2001.

  . Our Proxy Statements on Form 14A filed with the SEC on February 22, 2001 and April 30, 2001.

  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001.

  . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001.

  . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 14, 2001.

  . Our Current Report on Form 8-K dated December 31, 2001 filed on January 10, 2002.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                 ChipPAC, Inc.
                                47400 Kato Road
                           Fremont, California 94538
                        Attention: Corporate Secretary
                           Telephone: (510) 979-8000

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